Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of DBV Technologies SA

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DBV Technologies S.A. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of (loss), comprehensive (loss), cash flows and shareholders’ equity, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred operating losses and negative cash flows from operations since inception and current cash and cash equivalents on hand are not projected to be sufficient to support the Company’s current operating plan. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Associés

Paris-La Défense, France
April 1, 2019

We have served as the Company’s auditor since 2011.

Report of Independent Registered Public Accounting Firm

Internal Control Over Financial Reporting

To the Shareholders and Board of Directors of DBV Technologies SA

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DBV Technologies S.A. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Company and our report dated April 1, 2019, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Associés

Paris-La Défense, France
April 1, 2019

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of Euros)

		Year Ended December 31,
	Note	2016	2017	2018
ASSETS
Non-Current assets
Intangible assets	4	96	123	29
Property, plant, and equipment	5	12,482	17,808	20,219
Other non-current financial assets	6	2,745	3,012	6,033

Total non-current assets		15,323	20,942	26,281

Current assets
Inventories	7	—	—	1,566
Customer accounts receivable and related receivables	8	1,250	1,265	—
Other current assets	8	14,454	17,721	21,131
Cash and cash equivalents	9	256,473	137,880	122,770

Total current assets		272,177	156,865	145,468

TOTAL ASSETS		287,500	177,807	171,749

	Year Ended December 31,
	Note	2016	2017	2018
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share Capital	10	2,465	2,499	3,016
Premiums related to the Share Capital		405,882	406,709	539,292
Reserves		(50,968)	(131,592)	(254,946)
Net (loss)		(114,531)	(147,693)	(166,076)

Total shareholders’ equity		242,849	129,923	121,286

Non-current liabilities
Long-term financial debt	11	4,049	1,825	1,278
Non-current provisions	12	853	1,260	1,536
Other non-current liabilities	11	10,746	8,869	4,105

Total non-current liabilities		15,649	11,954	6,919

Current liabilities
Bank overdrafts		—	—	—
Short-term financial debt	11	591	2,325	1,201
Current provisions		—	913	1,270
Supplier accounts payable	13	13,720	16,941	28,567
Other current liabilities	13	14,692	15,751	12,506

Total current liabilities		29,002	35,930	43,543

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		287,500	177,807	171,749

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF (LOSS)

(Amounts in thousands of Euros except share and per share data)

		Year Ended December 31,
	Note	2016	2017	2018
Operating income
Revenues	15	—	—	—
Other income	15	9,084	11,909	14,537
Total income		9,084	11,909	14,537
Operating expenses
Cost of goods sold		—	—	—
Research & Development	16/17	(78,828)	(105,232)	(107,171)
Sales & Marketing	16/17	(11,282)	(15,824)	(32,169)
General & Administrative	16/17	(35,005)	(35,837)	(41,399)
Total expenses		(125,115)	(156,892)	(180,739)
Operating (loss)		(116,031)	(144,983)	(166,202)
Financial revenues	18	1,516	616	493
Financial expenses	18	(16)	(3,325)	(351)
Financial profit (loss)		1,500	(2,709)	141
Income tax	19	(0)	(1)	(15)
Net (loss)		(114,531)	(147,693)	(166,076)
Basic/diluted (loss) per share (€/share)	22	(4.68)	(5.97)	(5.74)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)

(Amounts in thousands of Euros)

	Year Ended December 31,
	2016	2017	2018
Net (loss)	(114,531)	(147,693)	(166,076)
Actuarial gains and losses on employee benefits, net of corporate tax	(249)	(177)	19
Profit (loss) directly recognized in shareholders’ equity	(249)	(177)	19
Other comprehensive income	(743)	3,280	(683)

Total comprehensive (loss)	(115,523)	(144,590)	(166,740)

In accordance with IAS 1 Presentation of Financial Statements, the Group, as defined in Note 2, presents a combined statement of other elements of comprehensive (loss).

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Euros)

	Note	2016	2017	2018
		K€	K€	K€
Net (loss) for the period		(114,531)	(147,693)	(166,076)
Reconciliation of the net (loss) and the cash used for the operating activities:
Cash flows used in operating activities:
Amortization and provision		1,349	2,926	2,830
Retirement pension obligations		115	230	295
Expenses related to share-based payments		34,353	30,781	25,904
Other elements		147	130	752

Operating cash flows before change in working capital		(78,566)	(113,626)	(136,294)

Inventories		—	—	(1,566)
Customer accounts receivable		(1,250)	3	1,229
Other current assets		(2,931)	(3,458)	(2,591)
Supplier accounts payable		3,645	3,333	9,095
Other current and non-current liabilities		19,564	(566)	(6,493)
Change in working capital requirement		19,028	(687)	(326)

Net cash flow used in operating activities		(59,538)	(114,314)	(136,620)

Cash flows used in investing activities:
Acquisitions of property, plant, and equipment	5	(7,992)	(7,246)	(4,710)
Acquisitions of intangible assets	4	(215)	(299)	(41)
Acquisitions of non-current financial assets		(93)	(289)	(3,890)

Net cash flows used in investing activities		(8,300)	(7,834)	(8,641)

Cash flows provided by financing activities:
(Decrease) in conditional advances	11	(275)	(578)	(1,800)
Treasury shares		(54)	(25)	(479)
Capital increases, net of transaction costs	10	2,016	861	133,099
Other cash flows related to financing activities		(21)	28	(144)

Net cash flows provided by financing activities		1,666	286	130,676

(Decrease) in cash		(66,172)	(121,863)	(14,586)
Net Cash and cash equivalents at the beginning of the period		323,381	256,473	137,880

Impact of exchange rate fluctuations		(735)	3,269	(525)

Net cash and cash equivalents at the close of the period	9	256,473	137,880	122,770

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Euros except for the number of shares)

	Share capital Shares of Common Stock
	Number of Shares	Amount	Premiums related to the Share Capital	Reserve	Profit (loss)	Total Share- holders’ Equity
At January 1, 2016	24,205,129	2,421	403,910	(39,580)	(44,674)	322,076
Net (loss)	—	—	—	—	(114,531)	(114,531)
Foreign exchange translation	—	—	—	(743)	—	(743)
Profit directly recognized in shareholders’ equity	—	—	—	(249)	—	(249)

Total (loss) directly recognized in shareholders’ equity				(992)	(114,531)	(115,523)
Allocation of prior (loss)	—	—	—	(44,674)	44,674	—
Increase in capital	443,699	44	1,395	—	—	1,439
Treasury shares	—	—	—	(74)	—	(74)
Issue of share warrants	—	—	577	—	—	577
Share-based payments	—	—	—	34,353	—	34,353

At December 31, 2016	24,648,828	2,465	405,882	(50,968)	(114,531)	242,849
Net (loss)	—	—	—	—	(147,693)	(147,693)
Foreign exchange translation	—	—	—	3,280	—	3,280
(Loss) directly recognized in shareholders’ equity	—	—	—	(177)	—	(177)

Total (loss) directly recognized in shareholders’ equity	—	—	—	3,103	(147,693)	(144,590)
Allocation of prior (loss)	—	—	—	(114,531)	114,531	—
Increase in capital	341,994	34	536	—	—	571
Treasury shares	—	—	—	23	—	23
Issue of share warrants	—	—	290	—	—	290
Share-based payments	—	—	—	30,781	—	30,781

At December 31, 2017	24,990,822	2,499	406,709	(131,592)	(147,693)	129,923
Net (loss)	—	—	—	—	(166,076)	(166,076)
Foreign exchange translation	—	—	—	(683)	—	(683)
(Loss) directly recognized in shareholders’ equity	—	—	—	19	—	19

Total (loss) directly recognized in shareholders’ equity	—	—	—	(665)	(166,076)	(166,740)
Allocation of prior (loss)	—	—	—	(147,693)	147,693	—
Increase in capital	5,166,955	517	132,419	—	—	132,936
Treasury shares	—	—	—	(900)	—	(900)
Issue of share warrants	—	—	164	—	—	164
Share-based payments	—	—	—	25,904	—	25,904

At December 31, 2018	30,157,777	3,016	539,292	(254,946)	(166,076)	121,286

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1: The Company

Incorporated in 2002 under the laws of France, DBV Technologies S.A. (“DBV Technologies,” or the “Company”) is a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy by developing a novel technology platform called Viaskin®. The Company’s therapeutic approach is based on epicutaneous immunotherapy, or EPIT®, a proprietary method of delivering biologically active compounds to the immune system through intact skin using Viaskin®.

Viaskin® Peanut

The Company’s lead product candidate, Viaskin® Peanut, has completed a global Phase III program for the treatment of peanut-allergic patients 4 to 11 years of age. In October 2018, the Company announced its submission of a Biologics License Application (“BLA”) to the U.S. Food and Drug Administration (“FDA”) for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age. On December 19, 2018, the Company announced that, after discussions with the U.S. FDA, the Company voluntarily withdrew its Biologics License Application (“BLA”) for Viaskin® Peanut in children 4 to 11 years of age.. On February 13, 2019, the Company announced that it expects to resubmit its BLA to the FDA for Viaskin® Peanut for the treatment of peanut-allergic children 4 to 11 years of age in the third quarter of 2019.

In August 2017, the Company initiated Part A of the EPITOPE (EPIT® in Toddlers with Peanut Allergy) trial, a Phase III trial of Viaskin® Peanut in peanut-allergic toddlers ages one to three. EPITOPE is a two-part, pivotal Phase III clinical trial assessing the safety and efficacy of Viaskin® Peanut 250 µg for the treatment of peanut-allergic toddlers one to three years of age. In September 2018, the Company announced that the independent data safety and monitoring board (“DSMB”) completed its review of Part A of EPITOPE and recommended that the dose of Viaskin® Peanut 250 µg be evaluated in Part B. On October 26, 2018, the Company announced that the first patient was enrolled in Part B of EPITOPE. This trial is the second Phase III clinical program currently investigating the use of Viaskin® Peanut for the treatment of patients with peanut allergy.

Viaskin® Milk

The Company is developing its second product candidate, Viaskin® Milk, for the treatment of cow’s milk protein allergy, or CMPA, in children two to 17 years of age, which received fast track designation from the FDA in September 2016. In November 2014, the Company initiated a multi-center, double-blind, placebo-controlled, randomized Phase I/II trial to study the safety and efficacy of Viaskin® Milk in 198 patients with Immunoglobulin E, or IgE, mediated CMPA, which the Company refers to as the Milk Efficacy and Safety, or MILES, trial. In June 2015, we announced completion of Part A of the MILES study, or Phase I, and we launched Part B, or Phase II, in October 2015. In February 2018, the Company announced preliminary results from Part B of the MILES study. Following analyses of the data, the 300 µg dose was identified as the dose with the greatest observed clinical activity for children (intent-to-treat, p=0.042). The Company believes these preliminary results support further advancement of the Viaskin® Milk program and intends to discuss findings with regulatory authorities to determine the design of future studies. All patients in the open-label extension trial are being switched to the 300 µg dose for treatment of up to 24 months.

Viaskin® Egg

In February 2015, the Company announced the development of a third product candidate, Viaskin® Egg, for the treatment of patients suffering from hen’s egg allergy. Preclinical development for Viaskin® Egg commenced in the first half of 2015 and is currently ongoing.

Other Viaskin® application

In addition to our development programs in food allergies, we are exploring the use of our Viaskin® technology for the treatment of inflammatory and autoimmune diseases with high unmet medical need. Human proof-of-concept trials are ongoing with Viaskin® in Eosinophilic Esophagitis (EoE) and as a booster vaccination against Bordetella pertussis (whooping cough) in healthy adults. The Company’s other earlier stage research programs include vaccination for respiratory syncytial virus, as well as potential treatments for celiac disease and type I diabetes.

Main events in 2018

1. FINANCING

On March 23, 2018, the Company announced the closing of an underwritten global offering of an aggregate of 3,527,752 ordinary shares in (i) a public offering of 1,392,015 ordinary shares in the form of 2,784,030 American Depositary Shares (“ADSs”) in the United States, Canada and certain other countries outside Europe at a public offering price of $21.26 per ADS (on the basis of an exchange rate of $1.2246=€1.00) and (ii) a concurrent private placement of 2,135,737 ordinary shares in Europe (including France) at a public offering price of €34.71 per ordinary share. Each ADS represents the right to receive one-half of one ordinary share.

In addition, on March 26, 2018, the Company announced the issuance and the settlement and delivery of an aggregate of an additional 529,162 ordinary shares, including 208,802 ordinary shares in the form of 417,604 ADSs, on the same terms and conditions as the securities previously sold in the global offering, pursuant to the exercise of the underwriters’ option to purchase additional ordinary shares, including in the form of ADSs, in the Company’s previously announced global offering (the “Option Closing”). Following the Option Closing, the gross proceeds to the Company from the global offering were approximately $172.5 million (approximately €140.8 million), before deducting underwriting commissions and estimated offering expenses.

2. CLINICAL PROGRAMS

Viaskin® Peanut

On February 14, 2018, the Company provided an update on the regulatory progress for Viaskin® Peanut and announced that the U.S. Food and Drug Administration (FDA) has agreed that the available efficacy and safety data for Viaskin® Peanut supports the submission of a Biologics License Application (BLA) for the treatment of peanut allergy in children 4 to 11 years of age.

The FDA provided written responses to the clinical pre-BLA meeting package submitted by the Company, which reflected agreement on the content of the clinical module of the BLA for Viaskin® Peanut.

On October 22, 2018, the Company announced the submission of a BLA to the FDA for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age. On December 19, 2018, the Company announced it voluntarily withdrew its BLA for Viaskin® Peanut following correspondence with the FDA regarding additional data requirements on manufacturing procedures and quality controls.

On December 19, 2018, the Company announced that, after discussions with the FDA, the Company voluntarily withdrew its BLA for Viaskin® Peanut in children 4 to 11 years of age. On February 13, 2019, the Company announced that it expects to resubmit its BLA to the FDA for Viaskin® Peanut for the treatment of peanut-allergic children 4 to 11 years of age in the third quarter of 2019.

On September 12, 2018, the Company announced that the independent DSMB completed its planned safety review of Part A of the EPITOPE (EPIT® in TOddlers with PEanut Allergy) trial of Viaskin® Peanut in peanut-allergic toddlers ages one to three. The Company announced on October 26, 2018 that the first patient was enrolled in Part B of the EPITOPE (EPIT® in Toddlers with Peanut Allergy) trial. EPITOPE is a two-part, pivotal Phase III clinical trial assessing the safety and efficacy of Viaskin® Peanut 250 µg for the treatment of peanut-allergic toddlers one to three years of age. This trial is the second Phase III clinical program currently investigating the use of Viaskin® Peanut for the treatment of patients with peanut allergy.

Viaskin® Milk

On February 26, 2018, the Company announced preliminary results from Part B, or Phase II, of a Phase I/II study evaluating the efficacy and safety of three dose regimens of Viaskin® Milk (150 µg, 300 µg, 500 µg) in 198 patients for the treatment of IgE-mediated cow’s milk protein allergy (CMPA). The MILES (Milk Efficacy and Safety) study was designed to determine a safe and effective dose in two age groups: children aged two to 11 and adolescents aged 12 to 17. Following analyses of the data, the 300 µg dose was identified as the most effective tested dose for children (intent-to-treat (ITT), p=0.042). The Company believes these preliminary results support further advancement of the Viaskin® Milk program and intends to discuss findings with health authorities in key markets worldwide to determine the design of future studies.

3. CHANGE IN THE GROUP’S EXECUTIVE COMMITTEE MEMBERSHIP AND BOARD MEMBERS

On May 16, 2018, the Company announced that Michel de Rosen was appointed to the Company’s Board of Directors, in replacement of George Horner III. Michel de Rosen’s appointment was confirmed at the Company’s Ordinary and Extraordinary General Meeting on June 22, 2018, in Montrouge, France. With this addition, DBV’s Board is now comprised of eight directors.

On June 22, 2018, the Company announced that Joan Schmidt, our current Chief Legal Officer, was appointed as the Company’s Executive Vice President, General Counsel. She is responsible for all legal affairs and compliance at DBV, reporting to the Deputy Chief Executive Officer, David Schilansky. Joan Schmidt also serves as a member of the Executive Committee.

On July 26, 2018, the Company announced the appointment of Kevin Trapp as the Company’s Chief Commercial Officer. Kevin Trapp is responsible for all worldwide commercial functions at DBV Technologies, including the potential launch of the Company’s lead product candidate, Viaskin® Peanut.

On November 16, 2018, the Company announced that its Board of Directors unanimously appointed Daniel Tassé as its Chief Executive Officer (“CEO”), effective November 29, 2018. Dr. Pierre-Henri Benhamou, who co-founded the Company in 2002, retired as CEO and currently serves as Non-Executive Chairman of the Board of Directors.

Note 2: General Information and Statement of Compliance

Preliminary remarks

DBV Technologies Inc. was incorporated in Delaware on April 7, 2015 (the “US subsidiary”). The share capital of this US subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

DBV Australia Pty Ltd. was incorporated in New South Wales, Australia on July 3, 2018 (the “Australian subsidiary”). The share capital of this Australian subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

DBV Canada Ltd. was incorporated in Ottawa, Ontario on August 13, 2018 (the “Canadian subsidiary”). The share capital of this Canadian subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

DBV Pharma was incorporated in Paris on December 21, 2018 (the “French subsidiary”). The share capital of this French subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

General principles

The accompanying consolidated financial statements and related notes (the “Financial Statements”) present the operations of DBV Technologies S.A. and its subsidiaries (the “Group”) as of December 31, 2018. The Company is a corporate venture under French law (société anonyme) and its registered office is located at 177/181 avenue Pierre Brossolette, 92210 Montrouge at December 31, 2018.

Our Financial Statements as of December 31, 2018 have been prepared under the responsibility of DBV Technologies’ management. The Financial Statements were approved by the Board of Directors of DBV Technologies on March 31, 2019.

All amounts are expressed in thousands of euros, unless stated otherwise.

For consolidation purposes, DBV Technologies S.A. and its subsidiaries have prepared individual financial statements for the periods ended December 31, 2016, December 31, 2017 and December 31, 2018.

Statement of Compliance

Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2018. Comparative figures are presented for December 31, 2016 and 2017.

Due to the listing of the Company’s ordinary shares on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the financial statements of the Group are also prepared in accordance with IFRS, as adopted by the European Union (“EU”).

The following amendments are mandatorily effective for annual periods beginning on or after January 1st, 2018:

•	IFRS 15 – Revenue from Contracts with Customers;

•	Amendments to IFRS 15 – Clarifications to IFRS 15 Revenue from contracts with customers;

•	IFRS 9 – Financial Instruments;

•	Amendments to IFRS 4 – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts;

•	Amendments to IFRS 2 – Classification and measurement of share-based payment transactions;

•	Amendments to IAS 40 – Transfers of Investment Property;

•	IFRIC 22 – Foreign Currency Transactions and Advance Consideration;

•	Annual improvements – 2014-2016 cycle.

The impacts of the first-time application of IFRS 15 are described in detail in Note 3.12. The impact from the fist-time adoption of IFRS 9 resulted in the change in accounting category, from “fair value to “amortised at cost” for the financial assets on the balance sheet. There is no valuation impact on IFRS 9 given the nature of the assets. The other standards and amendments have not had any impact on the Financial Statements as of December 31, 2018.

As of December 31, 2018, there are no differences in the IFRS published and mandated by the IASB and EU. As a result, the Financial Statements comply with IFRS as published by the IASB and as adopted by the EU.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (the “IAS”), as well as the interpretations issued by the Standing Interpretations Committee (the “SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”). The main accounting methods used to prepare the Financial Statements are described below. These methods were used for all years presented.

The Company did not elect for early application of the new standards, amendments and interpretations which were adopted but not mandatory as of December 31, 2018:

•	IFRS 16 – Leases;

•	Amendments to IFRS 9 – Prepayment features with negative compensation;

•	IFRIC 23 – Uncertainty over Income Tax Treatments.

Management assessment concludes that the application of these standards and amendments would not have any impact on the Company’s results on financial position or cash flows.

New and revised standards and amendments that may be relevant to the Company’s operations but are not yet effective:

•	Amendments to IFRS 4 – Applying IFRS 9 with IFRS 4;

•	IFRS 16 – Leases;

•	IFRS 17 – Insurance contracts;

•	IFRS 14 – Regulatory deferral accounts;

•	IFRIC 23 – Uncertainty over Income Tax Treatments.

With respect to the application of IFRS 16 on leases, the Group carried out preliminary analyses and it intends to apply the modified retrospective approach, resulting in an estimated increase in its financial liabilities of approximately 25 to 30 million euros.

Management is in the process of evaluating the impact of the other standards and amendments and is therefore, not currently able to estimate reliably the impact of their adoption on the Company’s results on financial position or cash flows.

The accounting policies and measurement principles adopted for the Financial Statements as of and for the year ended December 31, 2018 are the same as those used as of and for the years ended December 31, 2016 and 2017, exept for the first application of IFRS 15 as described in detail in Note 3.12.

Note 3: Accounting Principles

Going concern

To date, we have not generated any product revenue and we continue to prepare the potential launch of our Viaskin® Peanut product candidate in North America planned in 2020 for which its BLA submission to the US FDA is expected in the third quarter of 2019. We expect operating losses to continue for the foreseeable future. Current cash-on-hand and cash equivalents are not projected to be sufficient to support our operating plan for the next 12 months despite additional funds raised in March 2018. We expect to be short in cash during the fourth quarter of 2019. As such, there is substantial doubt regarding our ability to continue as a going concern.

We expect to seek additional funds, most likely from equity and/or debt financings. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Our financial statements have been prepared on a going concern basis assuming that we will be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we not be able to continue as a going concern.

Refer to the liquidity risk disclosed in Note 23.

Methods of consolidation

The Financial Statements incorporate the standalone financial statements of DBV Technologies S.A and its subsidiaries which are controlled by the Company. Control is achieved when the Company:

•	has power over the subsidiary;

•	is exposed, or has rights, to variable returns from its involvement with the subsidiary; and

•	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of subsidiaries begins when the Company obtains control over the subsidiary and ceases when the Company loses control over the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non- controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to align their accounting policies with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are neutralized in consolidation.

Translation of financial statements in foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined.

For the purpose of presenting these consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into euros using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates at the dates of the transactions. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

3.1 Intangible Assets

In application of the provisions in IAS 38 Intangible Assets (“IAS 38”), intangible assets acquired are recorded as assets on the Consolidated Statements of Financial Position at their acquisition cost.

Research and Development Expenses

Research expenses are recorded in the Financial Statements as expenses.

In accordance with IAS 38, development expenses are recorded in the Financial Statements as intangible assets only if all the following criteria are met:

(a)	technical feasibility necessary for the completion of the development project;

(b)	intention on the part of the Company to complete the project and to utilize it;

(c)	capacity to utilize the intangible asset;

(d)	proof of the probability of future economic benefits associated with the asset;

(e)	availability of the technical, financial, and other resources for completing the project; and

(f)	reliable evaluation of the development expenses.

Because of the risks and uncertainties related to regulatory authorizations and to the research and development process, the Company believes that the six criteria stipulated by IAS 38 are only fulfilled once the Market Access Authorization has been obtained from the competent authorities.

The application of this principle has resulted in all development costs being expensed as incurred.

Software

The costs related to the acquisition of licenses to software are posted to assets on the basis of the costs incurred to acquire and to implement the software in question.

They are amortized using the straight-line method over a period of one to three years depending on the anticipated period of use.

3.2 Property, Plant, and Equipment

Property, plant, and equipment are recorded at their acquisition cost or, if applicable, at their production cost.

Property, plant, and equipment are depreciated on the basis of the straight-line method over the estimated use period of the property. The fixtures of property rented are depreciated over the term of their own lifetime or of the term of the rental agreement, whichever is shorter.

The depreciation periods used are the following:

PROPERTY, PLANT, AND EQUIPMENT ITEM PERIOD	DEPRECIATION

Fixtures and improvements in structures	9 years

Research and development / production tools	5 years

Research equipment and technical facilities	5 years

Computer equipment	3 years

Office equipment and furniture	5 years

3.3 Financial Assets

IFRS 9 replaces IAS 39—Financial Instruments: Recognition and Measurement. IFRS 9 defines the rules applicable to the classification and recognition of financial instruments, the impairment of financial assets (using a model of expected losses to replace the model of losses incurred) as well as hedge accounting. This new standard is mandatorily effective for annual periods beginning on or after January 1st, 2018. The Company did not elect for early application of IFRS 9.

As part of the application of IFRS 9, the Company reviewed the method of accounting for financial instruments that were previously classified as “Available-for-sale financial assets”. These instruments are now recognized as “financial assets at fair value through profit or loss”.

The Company do not hold any hedging instrument as of January 1, 2018 and as of December 31, 2018.

As of December 31, 2018, financial assets can be classified into three categories:

Financial assets at amortized cost

Financial assets at amortized cost are mainly cash and cash equivalent, loans and receivables, measured at amortized cost using the effective interest rate method, adjusted for expected credit losses and at initial recognition at their fair value (acquisition cost and transaction costs).

Interest recognized at the effective interest rate is recognized under “Other financial income and expenses” in the statement of profit and loss.

Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss is comprised of:

•	instruments whose contractual cash flows represent payments of interest or repayments of principal, but which are managed other than with a view to collecting cash flows and/or selling the asset;

•	instruments that management has designated as ‘fair value through profit or loss” on initial recognition.

Gains and losses arising from changes in fair value are recognized in profit or loss within the line items Financial income or Financial expenses.

Financial assets at fair value through other comprehensive income mainly comprise:

Financial assets at fair value through other comprehensive income is mainly comprised is composed of debt instruments whose contractual cash flows represent payments of interest or repayments of principal, and which are managed with a view to collecting cash flows and selling the asset. Gains and losses arising from changes in fair value are recognized in equity within the statement of comprehensive income in the period in which they occur. When such assets are derecognized, the cumulative gains and losses previously recognized in equity are reclassified to profit or loss for the period within the line items Financial income or Financial expenses. The Company does not hold this type of instrument as of January 1, 2018 and as of December 31, 2018.

Impairment of financial assets measured at amortized cost

The Company considers that a financial asset is impaired according to the expected loss method in order to take into account any defaults during the asset holding period. The amount of the expected loss is recognized in the balance sheet. Impairment losses are recognized in profit or loss.

3.4 Recoverable Amount of the Intangible Assets and Property, Plant, and Equipment

The property, plant, and equipment and intangible assets that have an established lifetime are subjected to an impairment test when the recoverability of their book value is called into question by the existence of indications of impairment. An impairment is posted to the accounts up to the amount of the excess of the book value over the recoverable value of the asset. The recoverable value of an asset corresponds to its fair value minus the costs of sale or its use value, whichever is higher.

3.5 Inventories and Work in Progress

Inventories are measured at production costs calculated using the first-in, first-out method. It includes acquisition costs, processing costs and other costs incurred in bringing the inventories to their present location and condition.

Depreciation may be recorded on finished goods and work in progress (i) if their production value is greater than their net realizable value, we estimate that the estimated costs for finalization and the estimated costs for the sale, or (ii) if certain products are no longer used by the company, otherwise they are perishable.

At December 31, 2018, inventories were exclusively composed of work in progress relating to the production of the first batches that may be used for the commercialization and secondly to requalified batches that are not intended to be commercialized, which were fully depreciated.

3.6 Share Capital

Common shares are classified under Shareholders’ Equity. The costs of share capital transactions that are directly attributable to the issue of new shares or options are recorded in the Financial Statements in Shareholders’ Equity as a deduction from the revenue from the issue, net of tax.

3.7 Payments in Shares

Since its incorporation, the Company has established several plans for compensation paid in equity instruments in the form of employee warrants (bons de souscription de parts de créateur d’entreprise or “BSPCEs”) granted to employees and/or executives and in the form of “share warrants” (bons de souscription d’actions or “BSAs”) granted to non-employee members of the Board of Directors and scientific consultants.

Pursuant to IFRS 2 Share-based payment (“IFRS 2”), the cost of the transactions paid with equity instruments is posted to the accounts as an expense in exchange for an increase in the Shareholders’ Equity for the period during which the rights to be benefited from the equity instruments are acquired.

The Company has applied IFRS 2 to all equity instruments granted since 2002 to corporate officers, members of the Scientific Committee and employees of the Company, as well as to certain persons bound by a service or investment contract. consultant to the Company.

The options are not subject to any market conditions. The characteristics of the options are presented in Note 17.

3.9 Recognition and measurement of Financial Liabilities

Non-derivative financial liabilities

Other non-derivative financial liabilities include trade accounts payable, which are measured at fair value (which in most cases equates to face value) on initial recognition, and subsequently at amortized cost.

Borrowings and debt

Bank borrowings and debt instruments are initially measured at fair value of the consideration received, net of directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. All costs related to the issuance of borrowings or debt instruments, and all differences between the issue proceeds net of transaction costs and the value on redemption, are recognized within Financial expenses in the income statement over the term of the debt using the effective interest method.

3.10 Subsidies and Conditional Advances

Subsidies

The Company receives assistance in the form of subsidies, which are grants that are not repayable by the Company. The subsidies are recognized when there is reasonable assurance that:

•	the Company will comply with the conditions attached to the subsidies, and

•	the subsidies will be received.

Subsidies that are upfront non-refundable payments are presented as deferred revenue and recognized ratably through income over the duration of the research program to which the subsidy relates.

A public subsidy that is to be received (e.g. from OSEO, the French Agency for Innovation) either as compensation for expenses or for losses already incurred, or for immediate financial support of the Company without associated expenses or losses, is recognized as other income ratably over the duration of the funded project.

Conditional advances

The Company also receives from time to time assistance in the form of conditional advances, which are advances repayable in whole or in part based upon acknowledgment by the funder of a technical or commercial success of the related project by the funding entity. The details concerning the conditional advances are provided in Note 11.

The amount resulting from the deemed benefit of the interest-free nature of the award is considered a subsidy for accounting purposes. This deemed benefit is determined by applying a discount rate equal to the rate of fungible treasury bonds over the time period that corresponds to the time period of the repayment of the advances.

In the event of a change in payment schedule of the stipulated repayments of the conditional advances, the Company makes a new calculation of the net book value of the debt resulting from the discounting of the expected new future cash flows. The adjustment that results therefrom is recognized in the income statement for the fiscal year during which the modification is recognized.

The conditional advances that can be subject to this type of modification are the with Compagnie Française d’Assurance pour le Commerce Extérieur (“COFACE”) advances presented in Note 11. The agreement with COFACE terminated on December 31, 2016.

3.11 Provisions

Provisions for Risks and Expenses

The provisions for risks and lawsuits correspond to the commitments resulting from lawsuits and various risks whose due dates and amounts are uncertain.

A provision is posted to the accounts when the Company has a legal or implicit obligation to a third party resulting from a past event, concerning which it is likely or certain that it will cause an outflow of resources to that third party, without consideration that is anticipated to be at least equivalent to the latter, and that the future outflows of liquid assets can be estimated reliably.

The amount recorded in the accounts as a provision is the best estimation of the expenses necessary to extinguish the obligation.

Pension Retirement Obligations

The employees of the Company receive the retirement benefits stipulated by law in France:

•	obtaining a compensation paid by the Company to employees upon their retirement (defined-benefit plan);

•	payment of retirement pensions by the Social Security agencies, which are financed by the contributions made by companies and employees (defined-contribution plans).

For the defined-benefit plans, the costs of the retirement benefits are estimated by using the projected credit unit method. According to this method, the cost of the retirement pensions is recognized in the Consolidated Statement of (Loss) so that it is distributed uniformly over the term of the services of the employees. The retirement benefit commitments are valued at the current value of the future payments estimated using, for the discounting, the market rate based on the long-term obligations of the first-category companies with a term that corresponds to that estimated for the payment of the services provided.

The Company relies on external actuaries to conduct an annual review of the valuation of these plans.

The difference between the amount of the provision at the beginning of a fiscal year and at the close of that year is recognized through profit or loss for the portion representing the costs of services rendered and through other comprehensive income for the portion representing the actual gains and losses.

The Company’s payments for the defined-contribution plans are recognized as expenses on the income statement of the period with which they are associated.

3.12 Revenue

IFRS 15 became applicable on January 1, 2018, requiring the Company to update its accounting policies on revenue.

The concepts of “transfer of control,” which is used primarily to determine the date of revenue recognition, and “performance obligations” do not call for any change in the accounting treatment of the Company’s contracts. The concept of “variable consideration” does not materially alter the principles and methods used to measure net sales.

3.13 Other Income

Subsidies

Since it was formed, because of its innovative character, the Company has received a certain number of sources of assistance or subsidies from the central government or from local public authorities such as OSEO or the Banque Publique d’Investissement, intended to finance its operations or the recruitment of specific personnel.

When the obtention of the subsidy is reasonably certain, these subsidies are recognized as “Other income” during the calendar year over which the corresponding expenses or expenditures were recorded.

Research Tax Credit

The Research Tax Credit (Crédit d’Impôt Recherche, CIR) is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies that prove that they have expenditures that meet the required criteria (research expenditures located in France or, since January 1, 2005, within the European Community or in another State that is a party to the Agreement on the European Economic Area that has concluded a tax treaty with France that contains an administrative assistance clause) receive a tax credit that can be used for the payment of the corporate tax due for the fiscal year in which the expenditures were made and the next three fiscal years, or, as applicable, can be reimbursed for the excess portion. The expenditures taken into account for the calculation of the research tax credit involve only research expenses.

The Company has received the Research Tax Credit annually since it was formed.

The Company received the reimbursement of the 2015 Research Tax Credit for an amount of €5.7 million during the year 2016.

The Company received the reimbursement of the 2016 Research Tax Credit for an amount of €7.3 million during the year 2017.

The Company received the reimbursement of the 2017 Research Tax Credit for an amount of €9.5 million during the year 2018.

The Company will request the reimbursement of the 2018 Research Tax Credit for an amount of €10.8 million during the year 2019, under the community tax rules for small and medium firms in compliance with the regulatory texts applicable.

Collaboration agreement with Nestlé Health Science

On May 31, 2016, the Company announced its entry into an exclusive global collaboration with Nestlé Health Science to develop MAG1C, a ready-to-use and standardized atopy patch test tool for the diagnosis of cow’s milk protein allergy in infants and toddlers. Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally, while prioritizing certain agreed-upon countries. The Company entered into an amendment with Nestlé Health Science on July 12, 2018. The Company is eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, inclusive of a non-refundable upfront payment of €10.0 million that the Company received in July 2016.

Regarding the first application of IFRS 15 on January 1, 2018, an analysis has been completed on performance conditions, revenue recognition method for milestones payment and on the sale price allocation for the collaboration contract signed with Nestlé in 2016. It has been determined that the license and developments to be made by the Company are a unique performance obligation.

As a result, the Company has concluded that under IFRS 15, revenue related to the contract will be recognized progressively, up to the costs incurred by the Company at the end of 2018. No margin is recognized at this stage of the development. Deferred revenue is recognized and reversed over the period in which there is a contractual obligation.

This this agreement is not considered an onerous contract for the year-ended December 31,2018.

As a result, the application of IFRS 15 had no impact on the financial statements as at December 31, 2018, and retrospectively as at December 31, 2017.

3.14 Rental Agreements

The rental agreements involving property, plant, and equipment are classified as finance lease agreements when the Company bears a substantial portion of all the benefits and risks inherent in the ownership of the property. The assets that are covered under financing lease agreements are capitalized as of the beginning date of the rental agreement on the basis of the fair value of the rented asset or the discounted values of the future minimum payments, whichever is lower. Each rental payment is distributed between the debt and the financial cost in such a manner as to determine a constant interest rate on the principal that remains due. The corresponding rental obligations, net of the financial expenses, are classified as financial liabilities. The portion of the financial expense that corresponds to the interest is recognized as an expense over the term of the agreement. The property, plant, or equipment acquired within the framework of a finance lease agreement is amortized over the use period or the term of the lease agreement, whichever is shorter.

The rental agreements for which a significant portion of the risks and advantages is preserved by the lessor are classified as ordinary rental agreements. The payments made for these ordinary rental agreements, net of any incentive measures, are recognized as expenses on the income statement in a linear manner over the term of the agreement.

3.15 Taxes

Income Tax

Deferred taxes are recognized for all the temporary differences arising from the difference between the tax basis and the accounting basis of the assets and liabilities that appear in the financial statements. The primary temporary differences are related to the tax losses that can be carried forward or backward. The tax rates that have been ratified by a legal text as of the closing date are utilized to determine the deferred taxes.

The deferred tax assets are recorded in the accounts only to the extent that it is likely that the future profits will be sufficient to absorb the losses that can be carried forward or backward. Considering its stage of development, which does not allow income projections judged to be sufficiently reliable to be made, the Company has not recognized deferred tax assets in relation to tax losses carryforward in the Consolidated Statements of Financial Position.

3.16 Segment Information

The Company operates in a single operating segment: the conducting of research and development of epicutaneous immunotherapy products in order to market them in the future. The assets, liabilities, and operating losses recognized are primarily located in France.

3.17 Other Items in the Comprehensive (or Loss)

The revenue and expense items for the period that are not posted in the Consolidated Statements of (Loss) as stipulated by the applicable standards are presented, as necessary, under the rubric “Other items in the comprehensive (or loss).”

3.18 Use of Estimates

The preparation of our Financial Statements requires the management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances. Estimates and assumptions are measured on an ongoing basis. Actual results may differ from these estimates.

These estimates and judgments mainly involve:

•	an estimate of time and costs required to complete the collaboration agreement with Nestlé Health Science;

•

a valuation of the fair value of the employee warrants (BSPCEs) granted to employees and/or executives and share warrants (BSAs) granted to non-employee members of the Board of Directors and scientific consultants and to service providers, performed on the basis of actuarial models; these models require the use by the Company of certain calculation assumptions such as the expected volatility of the security and assumptions concerning the achievement of performance criteria;

•	an estimate of the expected dates of achievement of the performance conditions for the duration of the spillover from the granting of stock options and free shares;

•

an estimate of the Research Tax Credit based on internal and external expenses incurred by the Company during the year. Only eligible research expenses are included in the calculation of the research tax credit;

•	an estimate of provisions.

3.19 Presentation of Financial Assets and Financial Liabilities Measured at Fair Value

In accordance with the amendments to IFRS 7, financial instruments are presented in three categories based on a hierarchical method used to determine their fair value:

•	level 1: fair value calculated using quoted prices in an active market for identical assets and liabilities;

•	level 2: fair value calculated using valuation techniques based on observable market data such as prices of similar assets and liabilities or parameters quoted in an active market;

•	level 3: fair value calculated using valuation techniques based wholly or partly on unobservable inputs such as prices in an inactive market or a valuation based on multiples for unlisted securities.

3.20 Subsequent events

The Consolidated Statements of Financial Position and the Consolidated Statements of (Loss) of the Company are adjusted to reflect the subsequent events that alter the amounts related to the situations that exist as of the closing date. The adjustments are made until the date the financial statements are approved and authorized for issuance by the Board of Directors.

Note 4: Intangible Assets

The intangible assets are broken down as follows:

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Patents, licenses, trademarks	196	414	201
Software	376	450	703

Total historical cost	572	864	905

Accumulated amort. of patents, licenses, and trademarks	(125)	(340)	(200)
Accumulated depreciation of software packages	(351)	(401)	(675)

Accumulated amortization and depreciation	(476)	(741)	(875)

Net total	96	123	29

There has been no recognition of impairment losses in application of IAS 36 Impairment of Assets for the calendar years presented.

Note 5: Property, Plant, and Equipment

	1/1/2016	Increase	Decrease	12/31/2016
	(Amounts in thousands of Euros)
Laboratory equipment	2,357	740	—	3,097
Building fixtures	938	3,672	—	4,610
Office equipment	209	398	—	607
Computer equipment	470	516	—	986
Property, plant, and equipment in progress	3,672	2,713	—	6,385

Total, gross	7,646	8,039	—	15,685

Accumulated depreciation of laboratory equipment	948	557	—	1,505
Accumulated depreciation of the building fixtures	782	327	—	1,109
Accumulated depreciation of office equipment	131	81	—	212
Accumulated depreciation of computer equipment	205	172	—	377

Total accumulated amortization and depreciation	2,065	1,137	—	3,203

Total, net	5,581	6,901	—	12,482

	1/1/2017	Increase	Decrease	12/31/2017
	(Amounts in thousands of Euros)
Laboratory equipment	3,097	2,806	(83)	5,820
Building fixtures	4,610	534	(46)	5,098
Office equipment	607	275	(116)	766
Computer equipment	986	116	(30)	1,073
Property, plant, and equipment in progress	6,385	3,384	(55)	9,714

Total, gross	15,685	7,114	(329)	22,470

Accumulated depreciation of laboratory equipment	1,505	802	(63)	2,244
Accumulated depreciation of the building fixtures	1,109	484	(14)	1,580
Accumulated depreciation of office equipment	212	213	(105)	320
Accumulated depreciation of computer equipment	377	172	(30)	520

Total accumulated amortization and depreciation	3,202	1,671	(211)	4,663

Total, net	12,482	5,443	(118)	17,808

	1/1/2018	Increase	Decrease	12/31/2018
	(Amounts in thousands of Euros)
Laboratory equipment	5,820	6,305	(12)	12,113
Building fixtures	5,098	133	—	5,231
Office equipment	766	25	—	790
Computer equipment	1,073	434	—	1,507
Property, plant, and equipment in progress	9,714	7,623	(9,750)	7,587

Total, gross	22,470	14,520	(9,762)	27,228

Accumulated depreciation of laboratory equipment	2,244	1,567	—	3,811
Accumulated depreciation of the building fixtures	1,580	352	(12)	1,919
Accumulated depreciation of office equipment	320	129	—	449
Accumulated depreciation of computer equipment	520	310	—	830

Total accumulated amortization and depreciation	4,663	2,358	(12)	7,009

Total, net	17,808	12,162	(9,750)	20,219

Over the three years presented, the acquisitions correspond primarily to building fixtures and to laboratory and production equipment and material. The investments made in the design and development of industrial machines have declined between the two periods following the completion of the setup of our main industrial machines (mainly Gen 4) in early 2018. The increase during 2018 of the property, plant, and equipment in progress is related to the purchase of materials for the design and development of industrial machinery (mainly Gen 3.2, 3.3 and 4Bis).

Note 6: Non-Current Financial Assets

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Deposits	824	577	1,374
Pledged securities and other non-current financial assets	611	1,102	4,226
Liquidity contract	1,310	1,333	432

Total non-current financial assets	2,745	3,012	6,033

The non-current financial assets are composed of security deposits paid to premises’ lessors, of pledged securities not used as of December 31, 2018 and the liquidity contract.

Under the liquidity contract, 41,159 treasury shares were allocated as a reduction of Shareholders’ Equity as at December 31, 2018 with the cash balance being maintained in financial assets.

Note 7: Inventories and Work in Progress

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Inventories of raw materials	69	—	—
Work in progress	—	—	2,338
Allowance for inventory write-down (charged to income statement)	(69)	—	(772)

Total net value of the inventories	—	—	1,566

As of December 31, 2016, the inventories and work in progress involved the Diallertest Milk product. The Company discontinued its commercial partnership with respect to the product during the second half of 2015. The inventories have been discarded during the year 2017.

As of December 31, 2018, inventories are exclusively composed of work in progress for €1,566 thousand relate to the production of the first batches potentially intended for the commercialization, if approved.

An allowance for inventory write-down was recorded at December 31, 2018 for non-commercial batches of Viaskin® Peanut.

Note 8: Customer Accounts Receivable and Other Current Assets

8.1 Customer Accounts Receivable and Related Receivables

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Accounts receivable	1,263	1,265	—
Valuation allowance (charged to income statement)	(13)	—	—

Total net value of accounts receivable	1,250	1,265	—

All the customer accounts receivable have payment terms of less than one year.

As of December 31, 2016, and 2017, the accounts receivable corresponds primarily to the amounts due under the collaboration agreement with Nestlé Health Science.

8.2 Other current assets

The other current assets are broken down as follows:

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Research tax credit	7,228	9,217	10,829
Other tax claims	2,618	5,258	4,292
Other receivables	1,883	1,192	1,745
Prepaid expenses	2,725	2,054	4,265

Total	14,454	17,721	21,131

The other tax debt claims are primarily related to the deductible VAT as well as the reimbursement of VAT that has been requested.

Prepaid expenses are comprised primarily of rental and insurance expenses, as well as legal and scientific consulting fees. Prepaid expenses also include upfront payments which are recognized over the term of the ongoing clinical studies.

Research Tax Credit

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. In compliance with the principles described in Note 3.13, the Research Tax Credit is posted to the accounts as “Other Income” during the year with which the eligible research expenditures are associated.

The changes in this Research Tax Credit over the last three years are presented as follows:

Amount in thousands of Euros
Opening Balance Sheet Receivable as of January 1, 2016	5,702
+ Other income	7,228
- Payment received	(5,702)
- Adjustment	—

Closing Balance Sheet Receivable as of December 31, 2016	7,228

Amount in thousands of Euros
Opening balance sheet receivable as of January 1, 2017	7,228
+ Operating revenue	9,217
- Payment received	(7,341)
- Adjustement	113

Closing balance sheet receivable as of December 31, 2017	9,217

Amount in thousands of Euros
Opening balance sheet receivable as of January 1, 2018	9,217
+ Operating revenue	10,829
- Payment received	(9,479)
- Adjustement	262

Closing balance sheet receivable as of December 31, 2018	10,829

Following a tax inspection led by the French tax authorities on fiscal years 2012, 2013 and 2014, the Company received on July 4, 2016 a proposition of adjustments primarily affecting the 2014 Research Tax credit. The proposed adjustment amounted to €0.9 million and had been accrued in the financial statements as of December 31, 2017.

On June 25, 2018, the Company received the final reassessment for €58 thousand. The accrual initially recognized for €0.9 million has been reversed in the December 31, 2018 financial statements.

A tax audit covering all the tax declarations for the period from January 1, 2015 to December 31, 2016, extended to December 31, 2017 for VAT, was conducted in the third quarter of 2018. The conclusions of this tax audit were received in November 2018 without major financial consequences for the Group.

Note 9: Cash and Cash Equivalents

The cash and cash equivalents item is broken down as follows (in thousands of Euros):

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Cash	146,374	32,054	77,236
Cash equivalent term deposits	110,100	105,826	45,534

Total cash and cash equivalent as reported in statement of financial position	256,473	137,880	122,770

Bank overdrafts	—	—	—

Total net cash and cash equivalents as reported in the statement of cash flow	256,473	137,880	122,770

Cash equivalents are immediately convertible into cash at no or insignificant cost, on demand. They are measured using level 1 fair value measurements.

Note 10: Capital

10.1 Share Capital Issued

The share capital, as of December 31, 2018, is set at the sum of €3,015,777.70. It is divided into 30,157,777 fully authorized, subscribed and paid-up shares with a nominal value of €0.10.

This number does not include share warrants (“BSA”), employee warrants (“BSPCE”), stock-options (“SO”) and performance shares (“AGA”) granted to certain investors and to certain natural persons, both employees and non-employees of the Company.

All the shares give their owners the right to a proportional share of the income and the net assets of the Company.

The table below presents the historical changes in the share capital of the Company as of December 31, 2016 , 2017 and 2018:

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2016	K€	2,420.5	K€	403,910.4	24,205,129		€0.10
01/05/16	Capital increase by issuance of common shares	K€	0.6	K€	32.7	6,495
02/16/16	Issue of share subscription warrants	K€		K€	471.1			€0.10
04/06/16	Capital increase by incorporation of reserve	K€	10.2	K€	(10.2)	101,829		€0.10
05/27/16	Capital increase by issuance of common shares	K€	0.2	K€	7.5	1,500		€0.10
06/03/16	Capital increase by issuance of common shares	K€	15.6	K€	(15.6)	156,000		€0.10
06/06/16	Capital increase by issuance of common shares	K€	6.0	K€	301.2	59,890		€0.10
06/10/16	Capital increase by issuance of common shares	K€	3.5	K€	176.0	34,985		€0.10
07/18/16	Capital increase by issuance of common shares	K€	2.0	K€	100.7	20,010		€0.10
08/21/16	Issue of share subscription warrants	K€		K€	106		€
08/04/16	Capital increase by issuance of common shares	K€	1.0	K€	50.4	10,020		€0.10
08/24/16	Capital increase by issuance of common shares	K€	0.7	K€	37.1	7,380		€0.10
08/30/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
08/31/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/01/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/02/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/05/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/06/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/06/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/08/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/09/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/12/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/12/16	Capital increase by issuance of common shares	K€	0.5	K€	23.1	4,590		€0.10
11/25/16	Capital increase by issuance of common shares	K€	0.6	K€	30.2	6,000		€0.10

	Balance as of December 31, 2016	K€	2,464.9	K€	405,882.5	24,648,828		€0.10

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2017	K€	2,464.9	K€	405,882.5	24,648,828		€0.10
02/03/17	Capital increase by issuance of common shares	K€	2.0	K€	100.7	20,010		€0.10
02/09/17	Issue of share subscription warrants	K€		K€	237.4		€
05/16/17	Capital increase by issuance of common shares	K€	4.0	K€	170.7	40,365		€0.10
07/12/17	Capital increase by issuance of common shares	K€	0.2	K€	8.3	1,650		€0.10
08/04/17	Capital increase by issuance of common shares	K€	0.1	K€	64.6	1,200		€0.10
09/14/17	Capital increase by issuance of common shares	K€	3.6	K€	208.2	35,925		€0.10
09/14/17	Issue of share subscription warrants	K€		K€	53.1		€
09/29/17	Capital increase by issuance of common shares	K€	0.1	K€	4.0	500		€0.10
09/30/17	Capital increase by incorporation of reserve	K€	23.1	K€	(23.1)	230,843		€0.10
10/02/17	Capital increase by issuance of common shares	K€	0.1	K€	4.0	500		€0.10
12/15/17	Capital increase by incorporation of reserve	K€	1.1	K€	(1.1)	11,001		€0.10

	Balance as of December 31, 2017	K€	2,499.1	K€	406,709.3	24,990,822		€0.10

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2018	K€	2,499.1	K€	406,709.3	24,990,822		€0.10
01/08/18	Capital increase by issuance of common shares	K€	0.7	K€	52.3	7,000		€0.10
01/09/18	Capital increase by issuance of common shares	K€	0.5	K€	25.2	5,010		€0.10
01/16/18	Capital increase by issuance of common shares	K€	2.0	K€	100.4	19,950		€0.10
01/18/18	Capital increase by issuance of common shares	K€	12.9	K€	963.6	129,000		€0.10
01/30/18	Capital increase by issuance of common shares	K€	1.3	K€	97.1	13,000		€0.10
01/31/18	Capital increase by issuance of common shares	K€	2.0	K€	149.4	20,000		€0.10
02/16/18	Capital increase by incorporation of reserve	K€	23.8	K€	(23.8)	238,337		€0.10
03/13/18	Capital increase by incorporation of reserve	K€	23.8	K€	(23.8)	238,319		€0.10
03/23/18	Capital increase by issuance of common shares	K€	352.8	K€	122,095.5	3,527,752		€0.10
03/26/18	Capital increase by issuance of common shares	K€	52.9	K€	18,314.3	529,162		€0.10
04/05/18	Capital increase by issuance of common shares	K€	1.2	K€	91.9	12,302		€0.10
04/06/18	Capital increase by incorporation of reserve	K€	5.8	K€	(5.8)	57,500		€0.10
04/06/18	Capital increase by issuance of common shares	K€	1.4	K€	105.6	14,138		€0.10
04/09/18	Capital increase by issuance of common shares	K€	0.4	K€	26.6	3,560		€0.10
04/16/18	Capital increase by issuance of common shares	K€	0.8	K€	88.0	7,500		€0.10
07/02/18	Capital increase by incorporation of reserve	K€	19.3	K€	(19.3)	193,000		€0.10
08/21/18	Issue of share subscription warrants	K€		K€	163.7		€
07/05/18	Capital increase by issuance of common shares	K€	3.3	K€	164.1	32,625		€0.10
07/11/18	Capital increase by issuance of common shares	K€	6.4	K€	478.1	64,000		€0.10
08/16/18	Capital increase by incorporation of reserve	K€	1.0	K€	(1.0)	10,000		€0.10
09/01/18	Capital increase by incorporation of reserve	K€	0.5	K€	(0.5)	5,000		€0.10
09/21/18	Capital increase by issuance of common shares	K€	0.5	K€	37.4	5,000		€0.10
10/27/18	Capital increase by incorporation of reserve	K€	1.5	K€	(1.5)	15,000		€0.10
12/09/18	Capital increase by incorporation of reserve	K€	2.0	K€	(2.0)	19,800		€0.10
12/31/18	Fees charged to share premium	K€		K€	(10,292.6)		€

	Balance as of December 31, 2018	K€	3,015.8	K€	539,292.0	30,157,777		€0.10

On March 20 and 21, 2018, the Company announced the launch and the price of an underwritten global offering of an aggregate of 3,527,752 new ordinary shares, in (i) a public offering of 1,392,015 ordinary shares in the form of 2,784,030 American Depositary Shares (ADSs, each ADS represents the right to receive one-half of one ordinary share) in the United States, Canada and certain other countries outside Europe and (ii) a concurrent private placement of 2,135,737 ordinary shares in Europe (including France).

In addition, the Company has granted the underwriters a 30-day option to purchase, on the same terms and conditions, up to 529,162 additional ordinary shares, which may be in the form of ADSs (the “Option”).

The pricing of the underwritten global offering was set at (i) a public offering price of $21.26 per ADS in the United States, Canada and certain other countries outside Europe (based on an exchange rate of $1.2246=€1.00) and at (ii) a public offering price of €34.71 per ordinary share in Europe (including France). The price of the global offering is equal to the volume weighted-average of the trading prices of the Company’s ordinary shares on Euronext Paris over the three (3) trading days prior to the launch of the global offering less a discount of 4.99%.

On March 23, 2018, the Company announced the closing of the underwritten global offering of new ordinary shares and Full Exercise of Underwriters’ Option to Purchase Additional Shares. The issuance and the settlement and delivery of the new ordinary shares on Euronext Paris took place on March 26, 2018.

As part of the closing of the underwritten global offering of new ordinary shares and Full Exercise of Underwriters’ Option public offering, share capital increased by the issuance of 4,056,914 shares (K€405.7) with a corresponding increase of €130.1 million in share premium (€140.4 million gross, or €130.1 million net after deduction of fees and expenses of €10.3 million).

No fees and banks commissions related to share capital increases in 2016 and 2017 were posted in deduction of the share premium.

10.2 Share Warrants and Employee Warrants

The Company has issued share warrants (BSAs), employee warrants (BSPCEs), performance shares (AGAs) and stock-options (SO) as follows:

Date	Type	Number of warrants issued as of 12/31/2016	Number of warrants null and void as of 12/31/2016	Number of warrants null and outstanding as of 12/31/2016	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	859	12,885	€4.33
01/21/2009	BSA/BSPCE	16,380	—	2,997	44,955	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	730	10,950	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	10,440	156,600	€5.13
11/22/2011	BSA/BSPCE	11,377	—	2,509	37,635	€5.13
01/17/2012	BSA	89,835	—	—	—	€5.13
04/02/2012	AGA	669,796	1,860	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	10,000	10,000	€8.59
11/28/2012	AGA	35,360	—	—	—	€—
07/25/2013	BSA	73,000	—	13,000	13,000	€8.10
09/12/2013	AGA	501,500	113,333	—	—	€—
09/18/2013	SO	518,000	47,000	471,000	471,000	€7.57
06/03/2014	BSA	10,000	—	5,000	5,000	€18.79
06/03/2014	AGA	186,000	30,000	—	—	€—

Date	Type	Number of warrants issued as of 12/31/2016	Number of warrants null and void as of 12/31/2016	Number of warrants null and outstanding as of 12/31/2016	Maximum number of shares to be issued	Strike price per share
06/03/2014	SO	75,000	—	40,000	40,000	€19.01
03/24/2015	BSA	10,000	—	10,000	10,000	€43.00
06/23/2015	SO	120,000	—	120,000	120,000	€48.90
09/30/2015	AGA	708,500	13,000	695,500	695,500	€—
11/19/2015	SO	195,000	25,000	170,000	170,000	€66.06
11/19/2015	BSA	22,500	7,500	15,000	15,000	€66.06
12/15/2015	AGA	42,000	6,000	36,000	36,000	€—
12/15/2015	BSA	90,000	16,500	73,500	73,500	€64.14
01/04/2016	SO	75,000	—	75,000	75,000	€65.68
04/06/2016	AGA	63,750	5,000	58,750	58,750	€—
04/21/2016	SO	33,000	—	33,000	33,000	€62.82
05/02/2016	SO	22,000	—	22,000	22,000	€59.04
06/21/2016	SO	110,000	—	110,000	110,000	€53.96
06/21/2016	BSA	20,000	—	20,000	20,000	€52.97
06/21/2016	AGA	208,000	—	208,000	208,000	€—
08/01/2016	SO	10,000	—	10,000	10,000	€62.24
09/15/2016	SO	9,300	—	9,300	9,300	€62.80
10/17/2016	SO	16,500	—	16,500	16,500	€64.39
10/27/2016	AGA	15,000	—	15,000	15,000	€—
11/15/2016	SO	8,300	—	8,300	8,300	€68.33
12/09/2016	SO	74,960	—	74,960	74,960	€69.75
12/09/2016	AGA	23,600	—	23,600	23,600	€—

Total		4,275,616	273,294	2,360,945	2,606,435

Date	Type	Number of warrants issued as of 12/31/2017	Number of warrants null and void as of 12/31/2017	Number of warrants null and outstanding as of 12/31/2017	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	—	—	€4.33
01/21/2009	BSA/BSPCE	16,380	—	—	—	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	—	—	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	8,996	134,940	€5.13
11/22/2011	BSA/BSPCE	11,377	—	2,509	37,635	€5.13
01/17/2012	BSA	89,835	—	—	—	€5.13
04/02/2012	AGA	669,796	1,860	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	7,500	7,500	€8.59
11/28/2012	AGA	35,360	—	—	—	€—
07/25/2013	BSA	73,000	—	9,500	9,500	€8.10
09/12/2013	AGA	501,500	113,333	—	—	€—
09/18/2013	SO	518,000	47,000	471,000	471,000	€7.57
06/03/2014	BSA	10,000	—	2,500	2,500	€18.79

Date	Type	Number of warrants issued as of 12/31/2017	Number of warrants null and void as of 12/31/2017	Number of warrants null and outstanding as of 12/31/2017	Maximum number of shares to be issued	Strike price per share
06/03/2014	AGA	186,000	30,000	—	—	€—
06/03/2014	SO	75,000	—	40,000	40,000	€19.01
03/24/2015	BSA	10,000	—	10,000	10,000	€43.00
06/23/2015	SO	120,000	—	120,000	120,000	€48.90
09/30/2015	AGA	708,500	23,000	454,657	454,657	€—
11/19/2015	SO	195,000	25,000	170,000	170,000	€66.06
11/19/2015	BSA	22,500	7,500	15,000	15,000	€66.06
12/15/2015	AGA	42,000	9,000	21,999	21,999	€—
12/15/2015	BSA	90,000	16,500	73,500	73,500	€64.14
01/04/2016	SO	75,000	—	75,000	75,000	€65.68
04/06/2016	AGA	63,750	6,250	57,500	57,500	€—
04/21/2016	SO	33,000	—	33,000	33,000	€62.82
05/02/2016	SO	22,000	—	22,000	22,000	€59.04
06/21/2016	SO	110,000	7,500	101,300	101,300	€53.96
06/21/2016	BSA	20,000	—	20,000	20,000	€52.97
06/21/2016	AGA	208,000	—	208,000	208,000	€—
08/01/2016	SO	10,000	—	10,000	10,000	€62.24
09/15/2016	SO	9,300	—	9,300	9,300	€62.80
10/17/2016	SO	16,500	7,200	9,300	9,300	€64.39
10/27/2016	AGA	15,000	—	15,000	15,000	€—
11/15/2016	SO	8,300	—	8,300	8,300	€68.33
12/09/2016	SO	74,960	2,000	72,000	72,000	€69.75
12/09/2016	AGA	23,600	1,900	21,700	21,700	€—
12/09/2016	BSA	59,000	24,992	34,008	34,008	€69.75
12/15/2016	SO	1,100	—	1,100	1,100	€69.35
01/16/2017	SO	19,100	—	19,100	19,100	€66.11
03/14/2017	AGA	22,500	2,500	20,000	20,000	€—
03/15/2017	SO	7,200	—	7,200	7,200	€66.25
04/18/2017	SO	16,500	—	16,500	16,500	€60.77
04/20/2017	AGA	24,000	—	24,000	24,000	€—
06/15/2017	SO	126,000	7,500	118,500	118,500	€59.05
06/15/2017	SO	111,600	—	111,600	111,600	€60.54
06/15/2017	BSA	9,000	—	9,000	9,000	€59.05
07/17/2017	SO	30,900	—	30,900	30,900	€71.61
09/15/2017	SO	52,600	—	52,600	52,600	€74.22
12/05/2017	SO	625,200	—	625,200	625,200	€39.00
12/15/2017	SO	8,300	—	8,300	8,300	€38.08

Total		5,388,616	341,196	3,148,469	3,309,539

Date	Type	Number of warrants issued as of 12/31/2018	Number of warrants null and void as of 12/31/2018	Number of warrants null and outstanding as of 12/31/2018	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	—	—	€4.33
01/21/2009	BSA/BSPCE	16,380	—	—	—	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	—	—	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	7,666	114,990	€5.13
11/22/2011	BSA/BSPCE	11,377	—	—	—	€5.13
01/17/2012	BSA	89,835	—	—	—	€5.13
04/02/2012	AGA	669,796	1,860	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	5,000	5,000	€8.59

Date	Type	Number of warrants issued as of 12/31/2018	Number of warrants null and void as of 12/31/2018	Number of warrants null and outstanding as of 12/31/2018	Maximum number of shares to be issued	Strike price per share
11/28/2012	AGA	35,360	—	—	—	€—
07/25/2013	BSA	73,000	—	7,000	7,000	€8.10
09/12/2013	AGA	501,500	113,333	—	—	€—
09/18/2013	SO	518,000	47,000	203,000	203,000	€7.57
06/03/2014	BSA	10,000	—	—	—	€18.79
06/03/2014	AGA	186,000	30,000	—	—	€—
06/03/2014	SO	75,000	—	40,000	40,000	€19.01
03/24/2015	BSA	10,000	—	10,000	10,000	€43.00
06/23/2015	SO	120,000	—	120,000	120,000	€48.90
09/30/2015	AGA	708,500	23,000	—	—	€—
11/19/2015	SO	195,000	25,000	170,000	170,000	€66.06
11/19/2015	BSA	22,500	7,500	15,000	15,000	€66.06
12/15/2015	AGA	42,000	9,000	—	—	€—

Date	Type	Number of warrants issued as of 12/31/2018	Number of warrants null and void as of 12/31/2018	Number of warrants null and outstanding as of 12/31/2018	Maximum number of shares to be issued	Strike price per share
12/15/2015	BSA	90,000	16,500	73,500	73,500	€64.14
01/04/2016	SO	75,000	—	75,000	75,000	€65.68
04/06/2016	AGA	63,750	6,250	—	—	€—
04/21/2016	SO	33,000	11,000	22,000	22,000	€62.82
05/02/2016	SO	22,000	22,000	—	—	€59.04
06/21/2016	SO	110,000	21,300	87,500	87,500	€53.96
06/21/2016	BSA	20,000	—	20,000	20,000	€52.97
06/21/2016	AGA	208,000	—	—	—	€—
08/01/2016	SO	10,000	—	10,000	10,000	€62.24
09/15/2016	SO	9,300	—	9,300	9,300	€62.80
10/17/2016	SO	16,500	7,200	9,300	9,300	€64.39
10/27/2016	AGA	15,000	—	—	—	€—
11/15/2016	SO	8,300	—	8,300	8,300	€68.33

Date	Type	Number of warrants issued as of 12/31/2018	Number of warrants null and void as of 12/31/2018	Number of warrants null and outstanding as of 12/31/2018	Maximum number of shares to be issued	Strike price per share
12/09/2016	SO	74,960	22,965	51,995	51,995	€69.75
12/09/2016	AGA	23,600	3,800	—	—	€—
12/09/2016	BSA	59,000	24,992	34,008	34,008	€69.75
12/15/2016	SO	1,100	—	1,100	1,100	€69.35
01/16/2017	SO	19,100	—	19,100	19,100	€66.11
03/14/2017	AGA	22,500	5,500	17,000	17,000	€—
03/17/2017	SO	7,200	—	7,200	7,200	€66.25
04/18/2017	SO	16,500	9,300	7,200	7,200	€60.77
04/20/2017	AGA	24,000	—	24,000	24,000	€—
06/15/2017	SO	126,000	35,000	91,000	91,000	€59.05
06/15/2017	SO	111,600	—	111,600	111,600	€60.54
06/15/2017	BSA	9,000	—	9,000	9,000	€59.05
07/17/2017	SO	30,900	23,700	7,200	7,200	€71.61

Date	Type	Number of warrants issued as of 12/31/2018	Number of warrants null and void as of 12/31/2018	Number of warrants null and outstanding as of 12/31/2018	Maximum number of shares to be issued	Strike price per share
09/15/2017	SO	52,600	7,200	45,400	45,400	€74.22
12/05/2017	SO	625,200	85,125	540,075	540,075	€39.00
12/15/2017	SO	8,300	—	8,300	8,300	€38.18
01/15/2018	SO	15,500	7,200	8,300	8,300	€43.60
04/16/2018	SO	16,500	—	16,500	16,500	€38.64
05/16/2018	SO	16,500	—	16,500	16,500	€40.84
06/15/2018	SO	23,600	—	23,600	23,600	€38.92
06/22/2018	SO	50,000	—	50,000	50,000	€37.22
06/22/2018	AGA	486,153	21,125	465,028	465,028	€—
07/02/2018	BSA	44,000	—	44,000	44,000	€37.24
07/16/2018	SO	28,800	—	28,800	28,800	€33.81
08/15/2018	SO	33,500	—	33,500	33,500	€32.90
09/06/2018	SO	65,000	—	65,000	65,000	€36.96

Date	Type	Number of warrants issued as of 12/31/2018	Number of warrants null and void as of 12/31/2018	Number of warrants null and outstanding as of 12/31/2018	Maximum number of shares to be issued	Strike price per share
06/09/2018	AGA	450	—	450	450	€—
09/17/2018	SO	80,900	—	80,900	80,900	€40.94
10/15/2018	SO	76,700	—	76,700	76,700	€37.28
11/01/2018	AGA	57,000	10,500	46,500	46,500	€—
11/15/2018	SO	26,000	—	26,000	26,000	€32.57
11/29/2018	SO	350,000	—	350,000	350,000	€30.02
12/12/2018	SO	34,000	—	34,000	34,000	€27.96
12/12/2018	AGA	19,250	—	19,250	19,250	€—
12/17/2018	SO	7,200	—	7,200	7,200	€26.76

Total		6,819,669	605,451	3,258,972	3,366,296

The totals presented above do not include the warrants cancelled prior to December 31, 2009.

As part of the initial public offering on Euronext, the nominal value of the shares underwent a fifteen-for-one share split following the decision of the Combined General Meeting of December 9, 2011.

The impact of the share-based payments on the net income (or loss) is presented in Note 17.

Note 11: Financial and Other Non-Current Liabilities

11.1 Conditional Advances

The conditional advances from public institutions are subject to contracts with OSEO and COFACE.

As of December 31, 2018, the Company had two advance contracts with OSEO Innovation. These advances are 100% repayable at their nominal value in the event of technical and/or commercial success and do not bear interest.

The Company also benefited from a third grant from BpiFrance Financement in November 2014.

The agreement with COFACE terminated on December 31, 2016, generating an exceptional income of €146 thousand corresponding to allowances which could not be reimbursed along with Company takings, and which therefore remain acquitted to the Company.

The portion of the conditional advances for terms longer than one year is classified as non-current liabilities, while the portion for terms of less than one year is classified as current liabilities.

The table below presents the details of the debts recorded on the statement of financial position by the type of conditional advance:

	3rd OSEO contract	4th OSEO contract	BPI advance	COFACE	Total
Balance sheet debt at start of period 01/01/2016	318	1,669	2,666	156	4,809
Receipts	—	—	—	—	—
Repayments	(128)	—	—	(147)	(275)
Other transactions	2	16	85	(9)	95

Balance sheet debt as at 12/31/2016	192	1,684	2,751	—	4,628
Of which—Non-current portion					4,049
Of which—Current portion					578
Stated interest rate	No	2.05%	No	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.20%	4.25%
Maturity (in years)	0-3	7-9	2-7	0

	3rd OSEO contract	4th OSEO contract	BPI advance	Total
Balance sheet debt at start of period 01/01/2017	192	1,684	2,751	4,627
Receipts	—	—	—	—
Repayments	(128)	—	(450)	(578)
Other transactions	1	16	84	101

Balance sheet debt as at 12/31/2017	64	1,700	2,386	4,150
Of which—Non-current portion				1,825
Of which—Current portion				2,325
Stated interest rate	No	2.05%	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.2%
Maturity (in years)	0-3	7-9	2-7

	3rd OSEO contract	4th OSEO contract	BPI advance	Total
Balance sheet debt at start of period 01/01/2018	64	1,700	2,386	4,150
Receipts	—	—	—	—
Repayments	(64)	(1,136)	(600)	(1,800)
Other transactions	—	60	69	129

Balance sheet debt as at 12/31/2018	—	624	1,854	2,479

Of which—Non-current portion				1,278
Of which—Current portion				1,201
Stated interest rate	No	2.05%	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.2%
Maturity (in years)	0-3	7-9	2-7

The changes appearing in “Other transactions” are comprised of the effect of discounting conditional advances.

Third OSEO Advance

In 2011, the Company was notified by OSEO Innovation of a new grant in the form of a conditional advance of up to €640,000 to finance the development of its program to treat the allergy to proteins in cow’s milk.

The amount of the assistance was paid as follows:

•	€256,000 after the contract was signed (payment was received in 2011);

•	€256,000 from June 30, 2012 upon a call for funds (payment was received in 2013);

•	the balance of €128,000 after confirmation of the end of the program notified on December 31, 2013 (payment was received in 2014).

In the event of technical or commercial success of the program, the repayment schedule will be the following:

•	Four quarterly repayments of €64,000 each starting no later than September 30, 2014;

•	Twelve quarterly repayments of €32,000 each starting no later than September 30, 2015.

A fixed sum of €256,000 has been repaid in four quarterly installments of €64,000 beginning on September 30, 2014.

The agreement with OSEO terminated on June 30, 2018.

Fourth OSEO Advance

In 2013, OSEO has provided assistance in the form of conditional advances for €3,206,162 to the Company as part of a collaborative research and clinical development in mite allergy in young children. ImmunaVia, the program, will be funded according to the following schedule, subject to the progress of the program:

•	€903,500 paid in April 2013;

•	€903,500 in October 2014 (funds which were to be paid in October 2014 were finally received on January 22, 2015 for an amount of €864,989);

•	€918,000 in October 2015 (not received);

•	€481,162 in April 2018 (not received).

The funds that the Company actually received amounts to €1,768,489.

Such conditional advance bears interest at an annual rate of 2.05%. In case of technical or commercial success of the project, the repayment schedule, for a total amount of €3,750,000 (including interest), is as follows:

•	€400,000 on or before June 30, 2021;

•	€800,000 on or before June 30, 2022;

•	€1,100,000 no later than June 30, 2023;

•	€1,450,000 no later than June 30, 2024.

Following the defection of a sponsor, the Immunavia project was interrupted in September 2017. The Company was required to reimburse the remaining amounts of conditional advances. The reimbursment been rescheduled in 13 monthly repayments, commencing on May 31, 2018, through May 31, 2019.

      BpiFrance

    Financement

Interest-Free Loan

In 2014, BpiFrance Financement granted an interest-free Innovation loan of €3,000,000 to DBV Technologies to help financing the pharmaceutical development of Viaskin® Milk. This amount was received in a single disbursement on November 27, 2014.

The planned repayment is scheduled in 20 quarterly repayments of €150,000 each, starting on June 30, 2017.

COFACE Advance

On September 6, 2007, DBV Technologies signed a prospecting insurance contract with Compagnie Française d’Assurance pour le Commerce Extérieur (“COFACE”) in order to promote its Diallertest product internationally. Under the terms of that contract, the Company received conditional advances of up to €147 thousands. DBV Technologies must repay these advances in amounts of up to 7% of its revenue from the export sales of its Diallertest product, until April 30, 2017.

The agreement with COFACE was terminated on December 31, 2016, and has generated an income of €146 thousand corresponding to the remaining amount of the advance, which will not be refunded.

11.2 Other non-current liabilities

Other non-current liabilities mainly include non-current part of deferred revenue from the collaboration agreement the Company entered into with Nestlé Health Science, which amounted to €6.5 million as of December 31, 2018. More marginally, non-current liabilities also included the non-current part of deferred revenue from free-rent amounts deferred over Montrouge premises’ lease term and the non-current part of the accrual for employers’ contribution on free share plans.

11.3 Due Dates of the Financial Liabilities and other non-current liabilities

Due dates of the financial liabilities recognized as of December 31, 2016:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Non-current conditional advances	4,049	—	2,531	1,518
Non-current financial rent debts	—	—	—	—
Other non-current liabilities	10,746	—	10,370	377
Current conditional advances	578	578	—	—
Current financial rent debts	12	12	—	—
Other current liabilities	14,692	14,692	—	—
Supplier accounts payable and related payables	13,720	13,720	—	—

Total financial liabilities	43,798	29,003	12,900	1,895

Due dates of the financial liabilities recognized as of December 31, 2017:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Non-current conditional advances	1,825	—	1,825	—
Non-current financial rent debts	—	—	—	—
Other non-current liabilities	8,869	—	8,421	448
Current conditional advances	2,325	2,325	—	—
Current financial rent debts	—	—	—	—
Other current liabilities	15,751	15,751	—	—
Supplier accounts payable and related payables	16,941	16,941	—	—

Total financial, current and non-current liabilities	45,711	35,017	10,246	448

Due dates of the financial liabilities recognized as of December 31, 2018:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Non-current conditional advances	1,278	—	1,278	—
Non-current financial rent debts	—	—	—	—
Other non-current liabilities	4,105	—	3,991	114
Current conditional advances	1,201	1,201	—	—
Current financial rent debts	—	—	—	—
Other current liabilities	12,506	12,506	—	—
Supplier accounts payable and related payables	28,567	28,567	—	—

Total financial, current and non-current liabilities	47,657	42,273	5,269	114

As detailed in Note 13, other current liabilities mainly include social security and current part of deferred revenues from the collaboration agreement with Nestlé Health Science as well as subsidies and conditional advances.

Note 12: Non-Current Provisions

	December 31,
	2016	2017	2018
Pension retirement obligations	853	1,260	1,536

Total	853	1,260	1,536

Commitments for Compensation Payable to Employees Upon Their Retirement

Amounts in thousands of Euros
As of January 1, 2016	(490)
Costs of services rendered (operating expense)	(104)
Interest expense (financial expense)	(10)
Benefit paid	—
Actuarial losses	(249)

As of December 31, 2016	(853)

Costs of services rendered (operating expense)	(219)
Interest expense (financial expense)	(11)
Benefit paid	—
Actuarial losses	(177)

As of December 31, 2017	(1,260)

Costs of services rendered (operating expense)	(412)
Interest expense (financial expense)	(24)
Benefit paid	141
Actuarial losses	19

As of December 31, 2018	(1,536)

As part of the estimation of the retirement commitments, the following assumptions were used for all categories of employees:

	December 31,
	2016	2017	2018
% social security contributions	50.0%	50.0%	50.0%
Salary increases	2.0%	2.0%	2.0%
Discount rate	1.31%	1.30%	1.57%

Assumptions for the years ended December 31, 2016:

•	Retirement age: 65 years old;

•	Terms of retirement: voluntary retirement;

•	Life table: INSEE 2010;

•	Collective agreement: Convention Collective Nationale de l’Industrie Pharmaceutique (National Collective Agreement in the Pharmaceutical Industry);

•	Turn-over of the personnel declining with age.

Assumptions for the years ended December 31, 2017 and 2018:

•	Retirement age: 65 years old;

•	Terms of retirement: voluntary retirement;

•	Life table: TGH05-TGF05;

•	Collective agreement: Convention Collective Nationale de l’Industrie Pharmaceutique (National Collective Agreement in the Pharmaceutical Industry);

•	Turn-over of the personnel declining with age.

The discount rates come from the corporate AA zero coupon yield curve.

No employee has retired during the last three fiscal years presented.

Note 13: Supplier Accounts Receivable and Other Current Liabilities

13.1 Supplier Accounts Payable and Related Payables

No discounting was performed on the supplier accounts payable and related payables to the extent that the amounts did not present payment terms longer than one year at the end of each fiscal year presented.

13.2 Other Current Liabilities

	2016	2017	2018
	(Amounts in thousands of Euros)
Social security	10,794	12,094	6,343
Tax liabilities	504	428	448
Other debts	146	440	1,354
Deferred revenues	3,248	2,789	4,360

Total	14,692	15,751	12,506

The other liabilities include the short-term debts to employees, as well as social welfare and tax agencies. Deferred revenues include subsidies, conditional advances and current part of deferred revenues from the collaboration agreement with Nestlé Health Science.

Note 14: Financial Instruments Recognized in the Consolidated Statements of Financial Position and Related Effect on the Consolidated Statements of (Loss)

2016	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (1)	Loans and receivables (2)	Debt At amortized cost (3)	Fair value
Financial assets
Long-term financial assets	2,745	1,310	1,435	—	2,745
Customer accounts receivables and related receivables	1,250	—	1,250	—	1,250
Other current financial assets	516	—	516	—	516
Cash and cash equivalents	256,473	256,473	—	—	256,473

Total financial assets	260,985	257,783	3,202	—	260,985

Financial liabilities
Long-term conditional advances	4,049	—	—	4,049	4,049
Long term financial rent debt	—	—	—	—	—
Other long-term liabilities	10,746	—	—	10,746	10,746
Short-term conditional advances	578	—	—	578	578
Short term financial rent debt	12	—	—	12	12
Other short-term liabilities	14,692	—	—	14,692	14,692
Account payable and other liabilities	13,720	—	—	13,720	13,720

Total financial liabilities	43,798	—	—	43,798	43,798

2017	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (1)	Loans and receivables (2)	Debt At amortized cost (3)	Fair value
Financial assets
Long-term financial assets	3,012	1,333	1,679	—	3,012
Customer accounts receivables and related receivables	1,265	—	1,265	—	1,265
Other current financial assets	378	—	378	—	378
Cash and cash equivalents	137,880	137,880	—	—	137,880

Total financial assets	142,534	139,213	3,321	—	142,534

Financial liabilities
Long-term conditional advances	1,825	—	—	1,825	1,825
Long term financial rent debt	—	—	—	—	—
Other long-term liabilities	8,869	—	—	8,869	8,869
Short-term conditional advances	2,325	—	—	2,325	2,325
Short term financial rent debt	—	—	—	—	—
Other short-term liabilities	15,751	—	—	15,751	15,751
Account payable and other liabilities	16,941	—	—	16,941	16,941

Total financial liabilities	45,711	—	—	45,711	45,711

2018	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (1)	Financial assets at amortized cost	Non-derivative financial liabilities (3)	Fair value (2)
Financial assets
Long-term financial assets	6,033	432	5,601	—	6,033
Customer accounts receivables and related receivables	—	—	—	—	—
Other current financial assets	912	—	912	—	912
Cash and cash equivalents	122,770	—	122,770	—	122,770

Total financial assets	129,715	432	129,283	—	129,715

Financial liabilities
Long-term conditional advances	1,278	—	—	1,278	1,278
Long term financial rent debt	—	—	—	—	—
Other long-term liabilities	4,105	—	—	4,105	4,105
Short-term conditional advances	1,201	—	—	1,201	1,201
Short term financial rent debt	—	—	—	—	—
Other short-term liabilities	12,506	—	—	12,506	12,506
Account payable and other liabilities	28,567	—	—	28,567	28,567

Total financial liabilities	47,656	—	—	47,656	47,656

(1)	The fair value of financial assets as fair value through Consolidated Statements of (Loss) is determined based on Level 1 fair value measurements and corresponds to the market value of the assets.
(2)	The fair value of “financial assets at amortized cost” as per IFRS 9 or “loans and receivables” as per IAS 39 corresponds to the value reported in the Consolidated Statements of Financial Position.
(3)	The book amount of “Non-derivative financial liabilities” as per IFRS 9 or “financial liabilities” as per IAS 39 measured at amortized cost was deemed to be a reasonable estimation of fair value.

Note 15: Operating Income

The operating income is broken down in the following manner:

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Revenues	—	—	—
Research tax credit	7,228	9,330	11,034
Subsidies	303	271	152
Other operating income	1,554	2,308	3,351

Total	9,084	11,909	14,537

The Company recognized as other income a portion of the upfront fee and milestones agreed under the contract with Nestlé which are deferred over the performance obligation. As of December 31, 2018, the end of the service obligation period over which the revenue from Nestlé will be deferred is expected by 2022.

Note 16: Operating Expenses

The research and development expenses are broken down as follows:

	December 31,
	2016	2017	2018
Research and development expenses	(Amounts in thousands of Euros)
Personnel expenses	32,777	37,112	37,912
Sub-contracting, collaboration, and consultants	34,413	54,397	52,927
Small equipments and other supplies	3,909	4,110	4,771
Rental	1,903	2,018	2,703
Conferences, travel expenses	2,387	2,807	2,591
Depreciation and amortization	1,141	2,424	2,492
Others	2,298	2,364	3,776

Total research and development expenses	78,828	105,232	107,171

The sales and marketing expenses are broken down as follows:

	December 31,
	2016	2017	2018
Sales and marketing expenses	(Amounts in thousands of Euros)
Personnel expenses	4,954	6,976	12,553
Fees	4,447	2,480	5,148
Communication and travel expenses	1,393	5,984	14,021
Others	487	384	446

Total sales and marketing expenses	11,282	15,824	32,169

By nature, the breakdown of general and administrative expenses is as follows:

	December 31,
	2016	2017	2018
General and administrative expenses	(Amounts in thousands of Euros)
Personnel expenses	22,613	19,742	19,101
Fees	7,701	10,347	12,718
Rental	501	584	911
Insurance policies	1,853	1,367	1,930
Communication and travel expenses	1,136	1,599	1,576
Depreciation and amortization	181	422	1,720
Others	1,020	1,776	3,442

Total general and administrative expenses	35,005	35,837	41,399

Personnel Expenses

The Company had 315 employees at December 31, 2018, in comparison with 242 employees at December 31, 2017 and 164 employees at December 31, 2016.

The personnel expenses are broken down as follows:

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Wages and salaries	14,651	22,451	31,684
Social security contributions	3,903	7,157	8,858
Expenses for pension commitments	982	1,583	2,095
Employer contribution to bonus shares	6,456	1,857	1,026
Share-based payments	34,353	30,781	25,904

Total	60,345	63,830	69,567

The increase in personnel charges is mainly due to the increase in the Company’s headcount. This increase was partially offset by the decrease of the share-based payments expense and employer contribution to free shares.

Note 17: Share-Based Payments

The Board of Directors has been authorized by the general meeting of the shareholders to grant employee warrants (Bons de Souscription de Parts de Créateur d’Entreprise or “BSPCE”) and (Bons de Souscription d’Actions or “BSA”), Free shares and to implement share options plans as follows:

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 2,296 BCEX (“BCEX”);

•	With the authorization of the General Meeting of Shareholders on June 14, 2007, December 16, 2010 and December 9, 2011, the board of Directors issued 194,552 BSA (“BSA”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 10,716 BSA (“BSA2”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 5,358 BCE (“BCE4”);

•	With the authorization of the General Meeting of Shareholders on December 16, 2010, the Board of Directors issued 19,377 BSA (“BSA2010”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 2,131 BSA (“BSAX”);

•	With the authorization of the General Meeting of Shareholders on December 16, 2010, the Board of Directors issued 34,039 BSPCE (“BSPCE2010”);

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the Board of Directors issued 518,000 options (“OPTIONS 2013”);

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the Board of Directors issued 1,340,737 Free shares (“Free shares”);

•	With the authorization of the General Meeting of Shareholders on June 4, 2013, the Board of Directors issued 73,000 BSA;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 20,000 BSA;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 918,960 options;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 186,000 free shares;

•	With the authorization of the General Meeting of Shareholders on June 23, 2015, the Board of Directors issued 88,500 BSA;

•	With the authorization of the General Meeting of Shareholders on September 21, 2015, the Board of Directors granted 1,107,350 Free shares which 241,844 have been issued as of December 31, 2017;

•	With the authorization of the General Meeting of Shareholders on June 21, 2016, the Board of Directors issued 54,008 BSA;

•	With the authorization of the General Meeting of Shareholders on June 15, 2017, the Board of Directors issued 9,000 BSA;

•	With the authorization of the General Meeting of Shareholders on June 15, 2017, the Board of Directors issued 900,700 options which 72,100 have been issued as of first half 2018;

•	With the authorization of the General Meeting of Shareholders on June 22, 2018, the Board of Directors issued 562,853 free shares;

•	With the authorization of the General Meeting of Shareholders on June 2, 2018, the Board of Directors issued 752,100 options;

17.1 BSA

Date of Grant 12/07/2007

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSA on the first anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the second anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the third anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 01/17/2012

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 89,835 BSA (all the BSA) on January 17, 2016; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 09/25/2012

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 30,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 07/25/2013

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 73,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/03/2014

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 10,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 24/03/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 10,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 19/11/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 15,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 15/12/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 73,500 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/21/2016

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 20,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 12/09/2016

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 34,008 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/15/2017

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 9,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 05/02/2018

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 44,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Details of BSA

Date of grant (Board of Directors)	12/07/2007	12/07/2007	12/07/2007	12/07/2007	01/17/2012	01/17/2012	01/17/2012	01/17/2012
Vesting period (years)	1	2	3	4	1	2	3	4
Plan expiration date	12/08/2017	12/08/2017	12/08/2017	12/08/2017	01/17/2022	01/17/2022	01/17/2022	01/17/2022
Number of BSA granted	431	431	428	427	22,459	22,459	22,459	22,458
Share entitlement per BSA(1)	15	15	15	15	1	1	1	1
Exercise price	65	65	65	65	5.13	5.13	5.13	5.13
Valuation method used	Black—Scholes
Grant date share fair value	65	65	65	65	5.13	5.13	5.13	5.13
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%

Average life of BSA	4.5	5.0	5.5	6.0	5.5	6.0	6.5	7.0
Discount rate(2)	4.06%	4.09%	4.09%	4.10%	2.33%	2.33%	2.61%	2.61%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSA	22.18	23.62	24.95	26.22	2.05	2.14	2.26	2.34

(1)

The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Date of grant (Board of Directors)	09/25/2012	09/25/2012	09/25/2012	09/25/2012	07/25/2013	06/03/2014
Vesting period (years)	1	2	3	4	0	0
Plan expiration date	09/25/2022	09/25/2022	09/25/2022	09/25/2022	07/25/2023	06/03/2024
Number of BSA granted	7,500	7,500	7,500	7,500	73,000	10,000
Share entitlement per BSA	1	1	1	1	1	1
Exercise price	8.59	8.59	8.59	8.59	8.1	18.79
Valuation method used	Black—Scholes
Grant date share fair value	8.4	8.4	8.4	8.4	8.15	19.01
Expected volatility	40%	40%	40%	40%	40%	40%
Average life of BSA	5.5	6.0	6.5	7.0	5.0	5.0
Discount rate(1)	1.21%	1.21%	1.53%	1.53%	1.16%	0.71%
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA
Fair value per BSA	2.29	2.43	2.61	2.74	2.18	4.98

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Date of grant (Board of Directors)	03/24/2015	11/19/2015	12/15/2015		06/21/2016
Vesting period (years)
Plan expiration date	03/24/2025	11/19/2025	12/15/2015		06/21/2016
Number of BSA granted	10,000	15,000	90,000	(1)	20,000
Share entitlement per BSA	1	1	1		1
Exercise price	43.00	66.06	64.14		52.97
Valuation method used	Black—Scholes
Grant date share fair value	43	66.06	42.61		61.25
Expected volatility	36%	50.91%	51%		47%
Average life of BSA	5.0	5.0	5.0		5.0

Discount rate(1)	0.68%	0.81%	-0.09%	-0.41%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BSA	9.90	22.60	7.28	21.59

Date of grant (Board of Directors)	12/09/2016	06/15/2017	05/02/2018
Vesting period (years)	0	0	0
Plan expiration date	12/09/2026	06/15/2027	05/02/2028
Number of BSA granted	59,000	9,000	44,000
Share entitlement per BSA	1	1	1
Exercise price	69.75	59.05	37.24
Valuation method used	Black—Scholes
Grant date share fair value	63.18	73.32	37.74
Expected volatility	40%	39%	50%
Average life of BSA	5.0	5.0	5.0
Discount rate(1)	-0.04%	-0.12%	-0.15%
Expected dividends	0%	0%	0%
Performance conditions	NA	NA	NA
Fair value per BSA	12.94	24.02	9.02

Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Change in Number of BSA Outstanding

	Year ended December 31,
Number of BSA	2016	2017	2018
Balance at beginning of period	143,694	147,359	181,008
Granted during the period	93,500	68,000	44,000
Forfeited during the period	—	24,902	—
Exercised during the period	89,835	9,359	7,500
Expired during the period	—	—	—
Balance at end of period	147,359	181,008	217,508

Breakdown of the Closing Balance

	Year ended December 31,
	2016		2017		2018
Number of BSA	Outstanding	Outstanding	Outstanding	Exercisable	Outstanding	Exercisable
BSA2010 with exercise price of €65	859	859	—	—	—	—
BSA2010 with exercise price of €5.13	—	—	—	—	—	—
BSA2010 with exercise price of €8.59	10,000	10,000	7,500	7,500	5,000	5,000
BSA2010 with exercise price of €8.10	13,000	13,000	9,500	9,500	7,000	7,000
BSA2010 with exercise price of €18.79	5,000	5,000	2,500	2,500	—	—
BSA with exercise price of €43.00	10,000	10,000	10,000	10,000	10,000	10,000
BSA with exercise price of €66.06	15,000	15,000	15,000	15,000	15,000	15,000
BSA with exercise price of €64.14	73,500	73,500	73,500	73,500	73,500	73,500
BSA with exercise price of €52.97	20,000	20,000	20,000	20,000	20,000	20,000
BSA with exercise price of €69.75	—	—	34,008	34,008	34,008	34,008
BSA with exercise price of €59.05	—	—	9,000	9,000	9,000	9,000
BSA with exercise price of €37.24	—	—	—	—	44,000	44,000
Total	147,359	147,359	181,008	181,008	217,508	217,508

17.4 BCE 4

The BCE4 may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 2,411 BCE4 on the date of grant;

•	up to 1,340 BCE4 on the first anniversary of the date of grant;

•	up to 536 BCE4 on the second anniversary of the date of grant;

•	up to 536 BCE4 on the third anniversary of the date of grant;

•	up to 535 BSA on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BCE4 warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BCE4

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	01/21/2009	01/21/2009
Vesting period (years)	0	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	01/20/2019
Number of BCE4 granted	2,411	1,340	536	536	535
Share entitlement per BCE4(1)	15	15	15	15	15
Exercise price	65	65	65	65	65
Valuation method used	Black—Scholes
Grant date share fair value	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%
Average life of BCE4	5.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.71%	2.98%	2.98%	3.11%
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA
Fair value per BCE4	29.06	30.33	31.90	33.06	34.35

(1)

The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BCE4 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BCE4 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCE4.

Change in Number of BCE4 Outstanding

	Year ended December 31,
Number of BCE4	2016	2017	2018
Balance at beginning of period	2,691	2,691	—
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	2,691	—
Expired during the period	—	—	—
Balance at end of period	2,691	—	—

Breakdown of the Closing Balance

	Year ended December 31,
	2016		2017		2018
Number of BCE4	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BCE4 with exercise price of €65	2,691	2,691	—	—	—	—
Total	2,691	2,691	—	—	—	—

17.5 BSA2010

Date of Grant 01/28/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 2,510 BSA on the 12/23/2011;

•	up to 2,510 BSA on the 12/23/2012;

•	up to 2,510 BSA on the 12/23/2013;

•	up to 2,509 BSA on the 12/23/2014; and

•	at the latest before the 01/28/2021.

Date of Grant 06/24/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSA on the 12/23/2011;

•	up to one fourth (1/4) of the BSA on the 12/23/2012;

•	up to one fourth (1/4) of the BSA on the 12/23/2013;

•	up to one fourth (1/4) of the BSA on the 12/23/2014; and

•	at the latest before the 11/22/2021.

Date of Grant 11/22/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 335 BSA on the 11/22/2012;

•	up to 335 BSA on the 11/22/2013;

•	up to 334 BSA on the 11/22/2014;

•	up to 334 BSA on the 11/22/2015; and

•	at the latest before the 11/22/2021.

Details of BSA2010

Date of grant (Board of Directors)	01/28/2011	01/28/2011	01/28/2011	01/28/2011	06/24/2011	06/24/2011	06/24/2011	06/24/2011
Vesting period (years)	0.9	1.9	2.9	3.9	0.5	1.5	2.5	3.5
Plan expiration date	01/27/2021	01/27/2021	01/27/2021	01/27/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BSA2010 granted	2,510	2,510	2,510	2,509	2,000	2,000	2,000	2,000
Share entitlement per BSA2010(1)	15	15	15	15	15	15	15	15
Exercise price	77	77	77	77	77	77	77	77
Valuation method used	Black—Scholes				Black—Scholes
Grant date share fair value	77	77	77	77	77	77	77	77
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BSA2010	5.5	6.0	6.5	7.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.70%	2.82%	2.82%	3.04%	2.55%	2.68%	2.68%	2.87%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSA2010	31.33	32.90	34.23	35.84	31.15	32.70	34.02	35.57

(1)

The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA2010 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA2010 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2010.

Date of grant (Board of Directors)	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Vesting period (years)	1.0	2.0	3.0	4.0
Plan expiration date	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BSA2010 granted	335	335	334	334
Share entitlement per BSA(1)	15	15	15	15
Exercise price	77	77	77	77
Valuation method used	Black—Scholes
Grant date share fair value	77	77	77	77
Expected volatility	40%	40%	40%	40%
Average life of BSA	5.5	6.0	6.5	7.0
Discount rate(2)	2.23%	2.60%	2.60%	2.85%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BSA	30.70	32.58	33.89	35.54

(1)

The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA2010 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA2010 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2010.

Change in Number of BSA2010 Outstanding

	Year ended December 31,
Number of BSA	2016	2017	2018
Balance at beginning of period	1,044	610	500
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	434	110	—
Expired during the period	—	—	—
Balance at end of period	610	500	500

Breakdown of the Closing Balance

	Year ended December 31,
	2016		2017		2018
Number of BSA2010	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA2010 with exercise price of €77	610	610	500	500	500	500
Total	610	610	500	500	500	500

17.6 BSAX

Date of Grant 01/21/2009 and 06/25/2010

The BSAX may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSAX on the first anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the second anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the third anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BSAX warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BSAX

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	21/01/2009	06/25/2010	06/25/2010	06/25/2010	06/25/2010
Vesting period (years)	1	2	3	4	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	06/24/2020	06/24/2020	06/24/2020	06/24/2020
Number of BSAX granted	77	77	77	75	457	457	456	455
Share entitlement per BSAX(1)	15	15	15	15	15	15	15	15
Exercise price	65	65	65	65	65	65	65	65
Valuation method used	Black—Scholes
Grant date share fair value	70	70	70	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BSAX	5.5	6.0	6.5	7.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.98%	2.98%	3.11%	2.04%	2.23%	2.23%	2.50%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSAX	30.32	31.89	33.05	33.45	29.47	30.88	31.99	33.44

(1)

The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSAX warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSAX plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSAX.

Change in Number of BSAX Outstanding

	Year ended December 31,
Number of BSAX	2016	2017	2018
Balance at beginning of period	1,036	1,036	—
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	1,036	—
Expired during the period	—	—	—
Balance at end of period	1,036	—	—

Breakdown of the Closing Balance

	Year ended December 31,
	2016		2017		2018
Number of BSAX	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSAX with exercise price of €65	1,036	1,036	—	—	—	—
Total	1,036	1,036	—	—	—	—

17.7 BCE2010

Date of Grant 06/24/2011

The BCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BCE on the 12/23/2011;

•	up to one fourth (1/4) of the BCE on the 12/23/2012;

•	up to one fourth (1/4) of the BCE on the 12/23/2013;

•	up to one fourth (1/4) of the BCE on the 12/23/2014; and

•	at the latest within before the 11/22/2021.

Date of Grant 11/22/2011

The BSPCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSPCE on the 11/22/2012;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2013;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2014;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2015; and

•	at the latest within before the 11/22/2021.

Details of BCE2010

Date of grant (Board of Directors)	06/24/2011	06/24/2011	06/24/2011	06/24/2011	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Vesting period (years)	0.5	1.5	2.5	3.5	1	2	3	4
Plan expiration date	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BCE2010 granted	6,000	6,000	6,000	6,000	2,510	2,510	2,510	2,509

Date of grant (Board of Directors)	06/24/2011	06/24/2011	06/24/2011	06/24/2011	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Share entitlement per BCE2010(1)	15	15	15	15	15	15	15	15
Exercise price	77	77	77	77	77	77	77	77
Valuation method used	Black and Scholes
Grant date share fair value	77	77	77	77	77	77	77	77
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BCE2010	5.5	6.0	6.5	7.0	5.4	5.9	6.4	6.9
Discount rate(2)	2.55%	2.68%	2.68%	2.87%	2.05%	2.42%	2.42%	2.66%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BCE2010	31.16	32.71	34.03	35.58	30.42	32.29	33.58	35.2

(1)

The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BCE2010 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BCE2010 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCE2010.

Change in Number of BCE2010 Outstanding

	Year ended December 31,
Number of BCE2010	2016	2017	2018
Balance at beginning of period	15,974	12,339	11,005
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	3,635	1,334	3,839
Expired during the period	—	—	—
Balance at end of period	12,339	11,005	7,166

Breakdown of the Closing Balance

	Year ended December 31,
	2016		2017		2018
Number of BCE2010	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BCE2010 with exercise price of €77.00	12,339	12,339	11,005	11,005	7,166	7,166
Total	12,339	12,339	11,005	11,005	7,166	7,166

17.8 OPTIONS

Grant of 09/18/2013

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 518,000 SO (all the SO) on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Grant of 06/03/2014

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 75,000 SO (all the SO) on the 06/04/2016; and

•	at the latest before the 06/03/2024.

Grant of 06/23/2015

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 30,000 SO on the 06/24/2016;

•	up to 30,000 additional SO on the 06/24/2017;

•	up to 30,000 additional SO on the 06/24/2018;

•	up to 30,000 additional SO on the 06/24/2019;

•	and at the latest before the 06/24/2025.

Grant of 09/30/2015

The 195,000 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% of the SO on the 09/30/2016;

•	up to additional 25% of the SO on the 09/30/2017;

•	up to additional 25% of the SO on the 09/30/2018;

•	up to additional 25% of the SO on the 09/30/2019;

•	and at the latest before the 09/30/2025.

Grant of 12/15/2015

The 75,000 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% of the SO on the 12/15/2016;

•	up to additional 25% of the SO on the 12/15/2017;

•	up to additional 25% of the SO on the 12/15/2018;

•	up to additional 25% of the SO on the 12/15/2019;

•	and at the latest before the 12/15/2025.

Grant of 04/06/2016

The 55,000 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 8,250 SO on the 04/021//2017;

•	up to additional 8,250 SO on the 04/21//2018;

•	up to additional 8,250 SO on the 04/21//2019;

•	up to additional 8,250 SO on the 04/21//2020;

•	up to 5,500 SO on the 05/02//2017;

•	up to additional 5,500 SO on the 05/02//2018;

•	up to additional 5,500 SO on the 05/02//2019;

•	up to additional 5,500 SO on the 05/02//2020;

•	and at the latest before 10 years of the date of the Grant.

Grant of 06/21/2016

The 154,100 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% of the SO as of one year after the Grant date;

•	up to additional 12.5% of the SO as of 18 months after the Grant date;

•	up to additional 12.5% of the SO as of 24 months after the Grant date;

•	up to additional 12.5% of the SO as of 30 months after the Grant date;

•	up to additional 12.5% of the SO as of 36 months after the Grant date;

•	up to additional 12.5% of the SO as of 42 months after the Grant date;

•	up to additional 12.5% of the SO as of 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

Grant of 12/09/2016

The 74,960 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 18,740 SO as of one year after the Grant date;

•	up to additional 9,370 SO as of 18 months after the Grant date;

•	up to additional 9,370 SO as of 24 months after the Grant date;

•	up to additional 9,370 SO as of 30 months after the Grant date;

•	up to additional 9,370 SO as of 36 months after the Grant date;

•	up to additional 9,370 SO as of 42 months after the Grant date;

•	up to additional 9,370 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

Grant of 12/15/2016

The 1,100 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% SO as of one year after the Grant date;

•	up to additional 12.5% SO as of 18 months after the Grant date;

•	up to additional 12.5 % SO as of 24 months after the Grant date;

•	up to additional 12.5 % SO as of 30 months after the Grant date;

•	up to additional 12.5 % SO as of 36 months after the Grant date;

•	up to additional 12.5 % SO as of 42 months after the Grant date;

•	up to additional 12.5% 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

Grant of 19,100 options as of 01/16/2017, 7,200 options as of 03/15/2017, 16,500 options as of 04/18/2017, 237,600 options as of 06/15/2017, 30,900 options as of 07/17/2017, 52,600 options as of 09/15/2017, 625,200 options as of 12/05/2017 and 8,300 options as of 12/15/2017.

All the 2017 options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% SO as of one year after the Grant date;

•	up to additional 12.5% SO as of 18 months after the Grant date;

•	up to additional 12.5 % SO as of 24 months after the Grant date;

•	up to additional 12.5 % SO as of 30 months after the Grant date;

•	up to additional 12.5 % SO as of 36 months after the Grant date;

•	up to additional 12.5 % SO as of 42 months after the Grant date;

•	up to additional 12.5% 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

Grant of 15,500 options as of 01/15/2018, 16,500 options as of 04/16/2018, 16,500 options as of 05/15/2018, 23,600 options as of 06/15/2018.

All these options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% SO as of one year after the Grant date;

•	up to additional 12.5% SO as of 18 months after the Grant date;

•	up to additional 12.5 % SO as of 24 months after the Grant date;

•	up to additional 12.5 % SO as of 30 months after the Grant date;

•	up to additional 12.5 % SO as of 36 months after the Grant date;

•	up to additional 12.5 % SO as of 42 months after the Grant date;

•	up to additional 12.5% 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

Grant of 50,000 options as of 06/22/2018, 28,800 options as of 07/16/2018, 33,500 options as of 08/15/2018, 65,000 options as of 09/06/2018, 80,900 options as of 09/17/2018, 76,700 options as of 10/15/2018, 26,000 options as of 11/15/2018, 34,000 options as of 12/12/2018 and 7,200 options as of 12/17/2018.

All the 2018 options From June 22, 2018 will be exercised by the beneficiary subject to the fulfillment of a presence condition and the following performance conditions : “ authorization to market Viaskin® Peanut by the US Food and Drug administration (FDA)” and on the basis of the following vesting schedule:

•	up to 25% SO as of one year after the Grant date;

•	up to additional 12.5% SO as of 18 months after the Grant date;

•	up to additional 12.5 % SO as of 24 months after the Grant date;

•	up to additional 12.5 % SO as of 30 months after the Grant date;

•	up to additional 12.5 % SO as of 36 months after the Grant date;

•	up to additional 12.5 % SO as of 42 months after the Grant date;

•	up to additional 12.5% 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

A turnover rate is applied per plan according to the characteristics and compositions of the plan.

Details of SO

Date of grant (Board of Directors)	09/18/2013	06/03/2014	06/23/2015	11/19/2015	01/04/2016	04/21/2016	05/02/2016
Vesting period (years)	4	2	1-4	1-4	1-4	1-4	1-4
Plan expiration date	09/18/2023	06/03/2024	06/23/2025	11/19/2025	01/04/2026	04/21/2026	05/02/2026
Number of SO granted	518,000	75,000	120,000	195,000	75,000	33,000	22,000
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price	7.57	19.01	48.9	66.06	65.68	62.82	59.04
Valuation method used	Black—Scholes
Grant date share fair value	7.9	19.01	48.9	66.06	65.68	62.82	58.62
Expected volatility	40%	40%	51%	51%	49.3%-49.8%	49.4%-50.7%	49.3%-50.6%
Average life of SO	7	6	7	7	5-7	5-7	5-7
Discount rate(1)	1.72%	0.89%	0.89%	0.81%	0.39%	0.04%	0.10%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA
Fair value per SO	3.57	7.46	25.28	34.05	29.5-32.6	28.3-30.9	26.4-28.8

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of grant	06/21/2016	08/01/2016	09/15/2016	10/17/2016	11/15/2016	12/09/2016	12/15/2016
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	06/21/2026	08/01/2026	09/15/2016	10/17/2026	11/15/2026	12/09/2026	12/15/2026
Number of SO granted	110,000	10,000	9,300	16,500	8,300	74,960	1,100
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price	53.96	62.24	62.8	64.39	68.33	69.75	69.35
Valuation method used	Black—Scholes
Grant date share fair value	52.97	62.24	62.8	64.39	68.33	69.75	69.35
Expected volatility	49.1%-50.3%	48.8%-49.8%	48.6%-49.4%	48.0%-48.9%	47.8%-48.8%	47.7%-48.5%	40.44%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate(1)	-0.01%	-0.25%	-0.18%	-0.32%-0.15%	-0.11%+0.16%	-0.2%+0.18%	-0.18%+0.16%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA
Fair value per SO	23.4-25.5	27.3-29.9	27.4-30.1	27.6-30.6	29.4-32.7	29.7-33.4	25.2-28.7

(1) Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of grant	01/16/2017	03/15/2017	04/18/2017	06/15/2017	06/15/2017	07/17/2017	09/15/2017
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	01/16/2027	03/15/2027	04/18/2027	06/15/2027	06/15/2027	07/17/2027	09/15/2027
Number of SO granted	19,100	7,200	16,500	126,000	111.600	30,900	52,600
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price	66.11	66.25	60.77	59.05	60.54	71.61	74.22
Valuation method used
Grant date share fair value	66.11	65.42	59.73	59.05	59.05	71.61	71.80
Expected volatility	40.21%	39.82%	39.63%	39.23%	39.23%	38.84%	38.57%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate(1)	-0.17%+0.19%	+0.21%+0.61%	+0.02%+0.39%	-0.21%+0.07%	-0.21%+0.07%	+0.01%+0.34%	-0.14%+0.19%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA
Fair value per SO	23.9-27.2	23.6-27.1	21.2-24.2	20.8-23.6	20.4-23.22	25.3-28.2	24.3-27.8

Date of grant	12/05/2017	12/15/2017	01/15/2018	04/16/2018	05/15/2018	06/15/2018
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	12/05/2027	12/15/2027	01/15/2028	04/16/2028	05/15/2028	06/15/2028
Number of SO granted	625,200	8,300	15,500	16,500	16,500	23,600
Share entitlement per SO	1	1	1	1	1	1
Exercise price	39.00	38.18	43.60	38.64	40.84	38.92
Valuation method used	Black—Scholes
Grant date share fair value	35.73	36.43	43.60	38.64	40.84	35.48
Expected volatility	43.23%	43.13%	45.57%	46.37%	46.15%	45.95%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate(1)	-0.23%+0.07%	-0.23%+0.07%	0.32%	0.35%	0.41%	0.23%
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA
Fair value per SO	12.9-14.7	13.5-15.4	18.1-20.2	16.3-18.2	17.2-19.2	13.8-15.6

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of grant	06/22/2018	07/16//2018	08/15/2018	09/17/2018	10/15/2018	11/15/2018	12/17/2018
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	06/22/2028	07/16/2028	15/08/2028	09/17/2028	10/15/2028	11/15/2028	12/17/2028
Number of SO granted	50,000	28,800	33,500	80,900	76,700	26,000	7,200
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price	37.22	33.81	32.90	40.94	37.28	32.57	26.76
Valuation method used	Black and Scholes
Grant date share fair value	34.32	32.16	32.90	40.94	31.74	28.66	26.76

Expected volatility	45.85%	46.51%	46.67%	46.92%	47.12%	47.44%	47.90%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate(1)	0.19%	0.14%	0.17%	0.27%	0.37%	0.29%	0.26%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)
Fair value per SO	13.42-15.11	13.02-14.59	13.85-15.43	17.39-19.37	12.12-13.78	11.18-12.66	11.57-12.88

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO
(2)	Performance conditions: Viaskin® Peanut’s marketing authorization by the US Food and Drug Administration (U.S. FDA)

Date of grant	06/09/2018	11/29/2018	12/12/2018
Vesting period (years)	1-4	1-4	1-4
Plan expiration date	09/06/2028	11/29/2028	12/12/2028
Number of SO granted	65,000	350,000	34,000
Share entitlement per SO	1	1	1
Exercise price	36.96	30.02	27.96
Valuation method used	Black and Scholes
Grant date share fair value	36.96	27.44	27.96
Expected volatility	46.85%	47.51%	47.87%
Average life of SO	5-7	5-7	5-7
Discount rate(1)	0.21%	0.27%	0.27%
Expected dividends	0%	0%	0%
Performance conditions	Yes (2)	Yes (2)	Yes (2)
Fair value per SO	15.65-17.43	11.08-12.47	12.09-13.46

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO
(2)	Performance conditions: Viaskin® Peanut’s marketing authorization by the US Food and Drug Administration (U.S. FDA)

Change in Number of SO Outstanding

	December 31,
Number of SO	2016	2017	2018
Balance at beginning of period	861,000	1,160,060	2,133,100
Granted during the period	359,060	998,500	824,200
Forfeited during the period	25,000	24,260	227,730
Exercised during the period	35,000	1,200	268,000
Expired during the period	—	—	—
Balance at end of period	1,160,060	2,133,100	2,461,570

Breakdown of the Closing Balance

	Year ended December 31,
	2016		2017		2018
Number of SO	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
SO with exercise price of €7.57	471,000	—	471,000	471,000	203,000	203,000
SO with exercise price of €19.01	40,000	40,000	40,000	40,000	40,000	40,000
SO with exercise price of €48.90	120,000	45,000	120,000	75,000	120,000	90,000
SO with exercise price of €66.06	170,000	—	170,000	85,000	170,000	127,500
SO with exercise price of €65.68	75,000	—	75,000	18,750	75,000	37,500
SO with exercise price of €62.82	33,000	—	33,000	8,250	22,000	11,000
SO with exercise price of €59.04	22,000	—	22,000	5,500	—	—
SO with exercise price of €53.96	110,000	—	101,300	24,425	87,500	54,687
SO with exercise price of €62.24	10,000	—	10,000	2,500	10,000	5,000
SO with exercise price of €62.80	9,300	—	9,300	2,325	9,300	4,650
SO with exercise price of €64.39	16,500	—	9,300	2,325	9,300	4,650
SO with exercise price of €68.33	8,300	—	8,300	2,075	8,300	4,150
SO with exercise price of €69.75	74,960	—	72,900	18,225	51,995	25,997
SO with exercise price of €66.35	—	—	1,100	275	1,100	550
SO with exercise price of €66.11	—	—	19,100	—	19,100	7,162
SO with exercise price of €66.25	—	—	7,200	—	7,200	2,700
SO with exercise price of €60.77	—	—	16,500	—	7,200	2,700
SO with exercise price of €59.05	—	—	118,500	—	91,000	34,125
SO with exercise price of €60.54	—	—	111,600	—	111,600	41,850
SO with exercise price of €71.61	—	—	30,900	—	7,200	1,800
SO with exercise price of €74.22	—	—	52,600	—	45,400	11,350
SO with exercise price of €39.00	—	—	625,200	—	540,075	135,018
SO with exercise price of €38.18	—	—	8,300	—	8,300	2,075
SO with exercise price of €43.60	—	—	—	—	8,300	—
SO with exercise price of €38.64	—	—	—	—	16,500	—
SO with exercise price of €40.84	—	—	—	—	16,500	—
SO with exercise price of €38.92	—	—	—	—	23,600	—
SO with exercise price of €37.22	—	—	—	—	50,000	—
SO with exercise price of €33.81	—	—	—	—	28,800	—
SO with exercise price of €32.90	—	—	—	—	33,500	—
SO with exercise price of €36.96	—	—	—	—	65,000	—
SO with exercise price of €40.94	—	—	—	—	80,900	—
SO with exercise price of €37.28	—	—	—	—	76,700	—
SO with exercise price of €32.57	—	—	—	—	26,000	—
SO with exercise price of €30.02	—	—	—	—	350,000	—
SO with exercise price of €27.96	—	—	—	—	34,000	—
SO with exercise price of €37.24	—	—	—	—	7,200	—
Total	1,160,000	85,000	2,133,100	755,650	2,461,570	847,464

The exercise prices, anticipated lifetime, and fair value of the underlying shares based on the share price on the Euronext market on the grant date of the warrants were used for the valuation of each category of compensation in shares.

17.9 FREE SHARES

The 2012, 2013 and 2014 free shares are subject to a two-year vesting period.

Details of Free Shares

Date of grant (Board of Directors)	04/02/2012	07/25/2012	11/28/2012	07/25/2013&09/12/2013	06/03/2014
Vesting period (years)	2	2	2	2	2
Number of free shares granted	669,796	134,081	35,360	501,500	186,000
Share entitlement per free share (1)	1	1	1	1	1
Grant date share fair value	8.86	8.20	8.70	7.96	19.01
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	Yes (1)	Yes (1)	No	Yes (2)	Yes (3)
Expected turnover during the vesting period	1%	1%	1%	1%	1%

Date of grant (Board of Directors)	09/30/2015	12/15/2015
Vesting period (years)	2	2
Number of free shares granted	708,500	42,000
Share entitlement per free share (1)	1	1
Grant date share fair value	62.99	64.14
Expected dividends	0%	0%
Performance conditions	Yes (4)	Yes (4)
Expected turnover during the vesting period	0%	0%

(1)	The acquisition of free shares is contingent for certain individuals (the “Key Managers”), including Dr. Benhamou, upon the achievement of the three performance criteria below:

•

One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the VIPES phase II study.

•

One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) achievement of the principal evaluation criterion in the VIPES phase II study.

•

One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the first patient in the Viaskin® Milk phase II study.

(2)	The acquisition of free shares is contingent for the Key Managers, including Dr. Benhamou, upon the achievement of the three performance criteria below:

•

One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin® Peanut phase III study a maximum of twelve (12) months after the inclusion of the first patient in the study.

•

One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of a protocol for the Phase III trial of Viaskin® Peanut.

•

One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) an increase of at least fifty (50) per cent for five (5) consecutive days of the Company’s share price compared with the closing price of the Company’s shares listed on Euronext Paris on the day of the adoption of the 2013 free share allocation plan, or July 25, 2013.

It is specified that in the event of a change of control of the Company (as defined in Article L. 233-3 of the Commercial Code), the performance criteria will be considered as definitively achieved.

(3)	The acquisition of free shares is contingent for the Key Managers, including Dr. Benhamou, upon the achievement of the two performance criteria below:

•

Half of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin® Peanut phase III study a maximum of twelve (12) months after the inclusion of the first patient in the study.

•

Half of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of a protocol for the Phase III trial of Viaskin® Peanut.

(4)	The acquisition of free shares is contingent for all the employees, including Dr. Benhamou, upon the achievement of the three performance criteria below:

•

One third of the shares will only be acquired from the later of the following two dates : (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin® Peanut; the Board of Directors, during its meeting on February 15, 2018, decided that, following FDA’s written responses to the clinical pre-BLA meeting package submitted by the Company, which reflected agreement on the content of the clinical module of the BLA for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age, the performance criteria was achieved.

•

One third of the shares will only be acquired from the later of the following two dates : (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin® Milk.

•

One third of the shares will only be acquired from until the later of the following two dates: (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) the beginning of clinical testing of another product candidate from the Viaskin® platform.

Board of Directors Grant date	04/06/2016	06/21/2016	08/16/2016	09/01/2016	10/27/2016	12/09/2016
Vesting period (years)	2	2	2	2	2	2
Number of free shares granted	63,750	193,000	10,000	5,000	15,000	23,600
Share entitlement per free share	1	1	1	1	1	1
Grant date share fair value	62.40	52.97	60.68	61.49	67.44	69.75
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	yes (1)	yes (1)	yes (1)	yes (1)	yes (2)	yes (2)
Expected turnover during the vesting period	0%	0%	0%	0%	0%	0%

(1)	The acquisition of free shares is contingent for all the employees, including Dr. Benhamou, upon the achievement of the three performance criteria below:

•

One third of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin® Peanut; the Board of Director, during its meeting on February 15, 2018, had decided that following the FDA’s written responses to the clinical pre-BLA meeting package submitted by the Company, which reflected agreement on the content of the clinical module of the BLA for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age, the performance criteria was achieved.

•

One third of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin® Milk.

•

One third of the shares will only be acquired from until the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant date and (ii) the beginning of clinical testing of another product candidate from the Viaskin® platform.

(2)	The acquisition of free shares is contingent for key and new employees upon the achievement of the two performance criteria below:

•

Half of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin® Peanut; the Board of Director, during its meeting on February 15, 2018, had decided that following the FDA’s written responses to the clinical pre-BLA meeting package submitted by the Company, which reflected agreement on the content of the clinical module of the BLA for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age, the performance criteria was achieved.

•

Half of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin® Milk.

Performance conditions other than market conditions, which are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount, but are not taken into account when estimating the fair value of the shares.

Board of Directors Grant date	03/14/2017	04/20/2017	06/22/2018	06/09/2018	01/11/2018	12/12/2018	17/12/2018 12/12/2018
Vesting period (years)	2	2	1	1	1	1	1
Lockup period	0	0	2	2	2	2	2
Number of free shares granted	22,500	24,000	486,153	450	57,000	16,250	3,000
Share entitlement per free share	1	1	1	1	1	1	1
Grant date share fair value	68.07	61.20	34.32	36.96	33.33	27.96	26.76
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	yes (1)	yes (1)	yes (2)	yes (2)	yes (2)	yes (2)	yes (2)
Expected turnover during the vesting period	0%	0%	0%	0%	5%	5%	5%

(1)	The acquisition of free shares is contingent for key and new employees upon the achievement of the two performance criteria below:

•

Half of the Shares allocated will not be acquired until the later of the following two dates: (i) the end of the two (2)-year acquisition period which runs from today and (ii) submission of the application for market authorization from the FDA for Viaskin® Peanut.

•

Half of the Shares allocated will not be acquired until the later of the following two dates: (i) the end of the two (2)-year acquisition period which runs from today and (ii) the first date of sale of Viaskin® Peanut in the United States.

(2)	The definitive allocation of the free shares will only occur at the later of the following two dates, subject to the presence requirement:

(i)	expiry of the current acquisition period as from their initial allocation; and

(ii)	approval of Viaskin® Peanut by the US Food and Drug Administration (U.S. FDA) (performance condition).

A turnover rate is applied for each instrument according to its respective characteristics and composition.

In December 2018, following the decision to voluntarily withdraw its application for BLA for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age, the expected dates of achievement of the performance conditions such as Viaskin® Peanut’s marketing authorization by the FDA and the first date of sale of Viaskin® Peanut in the United States have been reviewed by the company. The spread of the IFRS 2 expense over the acquisition has been modified accordingly.

Change in Number of Free Shares Outstanding

	Year ended December 31,
Number of Free shares	2016	2017	2018
Balance at beginning of period	1,008,329	1,036,850	822,856
Granted during the period	310,350	46,500	562,853
Forfeited during the period	24,000	18,650	36,525
Exercised during the period	257,829	241,844	776,956
Expired during the period	—	—	—
Balance at end of period	1,036,850	822,856	572,228

Note 18: Financial Revenue and Expenses

The financial income and expenses are broken down as follows:

	Year ended December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Financial revenues	1,646	616	493
Financial expenses	(145)	(3,325)	(351)

Total	1,500	(2,709)	141

The financial income mainly includes unrealized exchange effect of U.S.-dollar-denominated intercompany advances and capital gains on the disposals of investment securities. The foreign exchange losses and the expenses related to the accretion of the OSEO and BpiFrance advances are classified as financial expenses in the Consolidated Statements of (Loss).

Note 19: Income Tax Expense

As mentioned in Note 3.13—Accounting Principles—Other Income, the French Research Tax Credit is not included in the line item “Income taxes” but included in the line item “Other Income.”

Reconciliation between the Effective and Nominal Income Tax Expense

The following table shows the reconciliation between the effective and nominal tax expense at the nominal standard French rate of 33.33% as of December 31, 2016 and 2017 and 28.0% as of December 31, 2018 (excluding additional contributions):

	Year ended December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
(Loss) before taxes	(114,531)	(147,692)	(166,061)
Theoretical group tax rate	33,33%	33,33%	28,00%
Nominal tax expense	38,173	49,226	46,497
Increase/decrease in tax expense arising from:
Permanent differences	—	—	—
Research tax credit	2,409	3,110	3,089
Share-based compensation	(11,451)	(10,260)	(7,253)
Non recognition of deferred tax assets related to tax losses and temporary differences	(29,195)	(41,453)	(54,205)
Other differences	64	622	11,887
Effective tax expenses	—	—	(15)
Effective tax rate	0%	0%	0,01%

Deferred Tax Assets and Liabilities

As mentioned in Note 3.15, the Company has not recognized deferred tax assets in the Consolidated Statements of Financial Position. The amount of the losses carried forward at the end of December 2018 is €531 million including €527 million for DBV Technologies S.A.

Note 20: Commitments

Obligations Under the Terms of the Ordinary Rental Agreements

The principal offices of the Company occupy a 4,770 square meter facility consisting of office and laboratory space, pursuant to a lease agreement dated March 3, 2015, which expires on March 8, 2024. The Company also has a second facility in Bagneux, France, which was its former corporate headquarters. This facility consists of 1,479 square meters of office and laboratory space and is used primarily by the Company’s industrial and production teams. This lease expires on May 31, 2020. A new addendum for the period 2020 to 2029 was signed on April 13, 2018. An additional lease for offices in Montrouge (France) was signed on June 4, 2018.

The Company has an office in North America to support the U.S. subsidiary as well as future commercialization needs. The Company subleased 3,913 square feet of office space in New York, New York. This sublease expired on June 30, 2017. The Company entered into a similar lease agreement on November 2017. The Company subleases 3,780 square feet of office space in New York, New York. The sublease was signed for an initial period of 5 years.

The Company also leases a commercial facility of 8,919 square feet in Summit, New Jersey, which is intended to support the manufacturing needs through the launch and commercialization of Viaskin® Peanut in North America, if the appropriate regulatory approvals are received. This lease commenced on September 19, 2016 for a period of eight years and four months. This lease includes extension options of two to five-year periods. An additional lease for the US subsidiary’s office space in Summit, New Jersey was signed on July 11, 2018.

The amount of future rents and charges in that capacity breaks down as follows at December 31, 2018:

12/31/2018
2019	3,965
2020	4,047
2021	4,064
2022	4,058
2023	3,785
2024	3,211
2025	1,998
2026	2,014
2027	1,700
2028	1,031
2029	393

Total	30,267

The Company has signed various ordinary rental agreements for office equipment and vehicles. The future rental payments as at December 31, 2018 are as follows:

•	2019: €77 thousands;

•	2020: €70 thousands;

•	2021: €16 thousands.

Obligations Under the Terms of Other Agreements

The Company signed with its bank CIC an acquisition contract of monetary market fund “SICAV CM-CIC” pledged as a guarantee for the ordinary rental agreements of the premises of Bagneux for an amount of €0.4 million.

The Company also signed a letter of credit to ensure the sub-lease of its premises of its New York subsidiary company for $164 thousand due on March 17, 2015. This credit note has not been extended for an additional year in 2016.

A letter of credit has also been signed by the Company in April 2016 for $143 thousand to ensure the lease of its premises of its Summit (NJ) subsidiary. This credit note has been extended for an additional year.

A letter of credit has also been signed by the Company in May 2017 for $300 thousands to ensure the lease of its premises of its New York subsidiary.

The Company took in 2015 a term deposit for a sum of €227 thousand over 3 years.

In addition, the Company has subscribed a €3,500 thousand term deposit with the CIC banking institution as collateral for a foreign exchange pledged security up to €50 million.

As it has sub-contracted several important functions, the Company has been required to conclude, within the framework of its current operations, sub-contracting contracts or short- or medium-term delegation contracts with various third parties, in France and abroad, which include various obligations that are usual in these circumstances.

Within the context of launching its clinical studies for Viaskin® Peanuts and Viaskin® Milk products, the Company signed agreements with several contract research organizations (CRO).

The ongoing studies amount globally to €101.3 million. As of December 31, 2018, the amount remaining to pay as part of these contracts until year ended 2021 is €34.9 million.

On January 7, 2009, the Company entered into an assignment, development and co-ownership agreement with Public Welfare-Hospitals of Paris (L’Assistance Publique—Hopitaux de Paris), or AP-HP, and Université Paris-Descartes, or UPD, by which the Company agreed to terms of co- ownership with AP-HP and UPD of certain U.S. and foreign patents and patent applications, referred to herein as the shared patents. The Company, and any licensees or sublicensees the Company designates, have the exclusive right to commercial uses of the shared patents. AP-HP and UPD agreed to use the shared patents only for internal research purposes and not to license the shared patents to any third party. Upon commercialization of any product covered by the shared patents, which the

Company expects would include its Viaskin® product candidates, the Company will be obligated to pay AP-HP and UPD a percentage of net sales as a royalty. This royalty varies depending on the particular patent used in the product and is in the low single digits. Additionally, if the Company licenses any of the shared patents to a third party and a licensee commercializes products covered by such shared patents, the Company will be obligated to pay AP-HP and UPD a percentage in the low single digits of the money it receives from its licensee. If the Company does not sell any of its product candidates covered by the shared patents within 30 months from the date it first markets such product candidates, AP-HP may, upon six months’ notice and subject to certain exceptions, convert its exclusive right to the commercial use of the shared patents to a non-exclusive right. Any party may terminate the license in the event of another party’s substantial breach which remains uncured after six months of receiving written notice of such breach. The agreement will also terminate in the event the Company ceases operations or is subject to a dissolution or bankruptcy proceedings. Absent early termination, the agreement will automatically terminate upon the expiration of the last shared patent. In the event the agreement is terminated, the Company would no longer have the exclusive right to commercial use of the shared patents, though it would retain its shared ownership rights. In addition, its ownership stake in certain jointly made improvements covered by the shared patents would survive termination of the agreement. The longest lived patent rights licensed to the Company under the agreement are currently expected to expire in 2028. To date, this agreement has not had an impact on the Company’s financial statements.

Note 21: Relationships with Related Parties

The compensation amounts for 2018 presented below, which were awarded to the Corporate Officers and the members of the Executive Committee of the Company totals 17.4 million euros.

Following the reorganization of the Company at the beginning of 2015, the Company henceforth considered the members of the Executive Committee to be related parties.

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Corporate officers	714	745	1,496
Executive committee	2,268	2,184	3,325
Directors’ fees	195	407	469
Share-based payments to members of the Board of Directors	13,714	12,018	12,189

Total	16,891	15,353	17,478

In accordance with the decisions of the Board of Directors of September 25, 2012 and April 6, 2016, following the termination of the Chief Executive Officer, Mr. Pierre-Henri Benhamou, and after having noted that the payment conditions were fulfilled, the Board of Directors during its meeting held on November 28, 2018 decided the payment of the severance amounting a total of 876 thousand euros.

The methods for the valuation of the benefit related to share-based payments are presented in Note 17.

The company has entered into agreements with some of its directors, particularly in the context of its commercial deployment in the United States. The expense recognized for these contracts amounted to 49 thousand euros at December 31, 2018 compared to 45 thousand euros at December 31, 2017.

As part of its commercial rollout in the United States, the Company entered into an agreement in December 2016 with one of its Directors for Commercial strategy consulting works. The expenses recorded in 2018 and in 2017 as part of this agreement amounts respectively €45 thousands.

A schedule of amounts payable to related parties:

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Compensation	767	689	66
Directors’ fees	195	432	469
Pension obligations	342	402	419

Total	1,304	1,523	954

Note 22: Earnings Per Share

Taking into account the division of the nominal value of shares of the Company by 15, which was decided by the annual general meeting on December 9, 2011 the amount of shares is adjusted, and multiplying it by 15, for all the outstanding shares presented. The basic earnings per share is calculated by dividing the net income going to the shareholders of the Company by the weighted average number of common shares outstanding during the course of the fiscal year. The weighted average number of shares was 24,454,850 in 2016. The weighted average number of shares was 24,757,176 in 2017. The weighted average number of shares was 28,924,976 in 2018.

The instruments that entitle their holders to a portion of the share capital on a deferred basis (BSAs, BSPCEs) are considered to be anti-dilutive (2,360,945 instruments in 2016, 3,309,539 instruments in 2017 and 3,366,296 instruments in 2018). These instruments are presented in detail in Note 17. Therefore, the diluted earnings per share are identical to the basic earnings per share.

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Net income of the reporting period	(114,531)	(147,693)	(166,076)
Adjusted weighted average number of outstanding shares	24,454,850	24,757,176	28,924,976

Basic / Diluted earnings per share (€/share)	(4.68)	(5.97)	(5.74)

Note 23: Management of Financial Risks

The principal financial instruments of the Company are comprised of financial assets, cash, and investment securities. The purpose of managing these instruments is to allow the business activities of the Company to be financed. It is not the Company’s policy to subscribe to financial instruments for speculative purposes. The Company does not utilize derivatives.

The principal risks to which the Company is exposed are liquidity risk, interest rate risk and credit risk.

Liquidity Risk

As of December 31, 2018, the Company had €122.8 million in cash and cash equivalents compared to €137.9 million of cash and cash equivalents as of December 31, 2017. The Company has incurred operating losses and negative cash flows from operations since inception, incurred a net loss of €166.1 million during the year ended December 31, 2018, and has an accumulated deficit and reserves of €254.9 million as of December 31, 2018. Net cash used in operating activities was €136.6 million for the year ended December 31, 2018 and €114.3 million for the year ended December 31, 2017.

The Company has primarily funded these losses through equity financings, and by obtaining public assistance in support of innovation and reimbursements of research tax credit. To date, the Company has not generated any product revenue and the Company continues to prepare for the potential launch of its Viaskin® Peanut product candidate in North America planned in 2020 for which its BLA submission to the US FDA is expected in the third quarter of 2019. The Company expects operating losses to continue for the foreseeable future. Current cash-on-hand and cash equivalents are not projected to be sufficient to support the operating plan for the next 12 months despite additional funds raised in March 2018. The Company expects to be short in cash during the fourth quarter of 2019. As such, there is substantial doubt regarding Company’s ability to continue as a going concern.

The Company expects to seek additional funds, most likely from equity and/or debt financings. However, no assurance can be given at this time as to whether the Company will be able to achieve these financing objectives.

Company’s financial statements have been prepared on a going concern basis assuming that the Company will be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

Interest Rate Risk

The Company’s exposure to interest-rate risk primarily involves investment securities. These are composed of money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated.

The Company has no variable rate debt. The repayment flows of its debts are not subject to interest rate risk.

The repayment of the conditional advances may vary depending on whether or not objectives are attained. The change in the flows of the anticipated repayments is treated in the income statement (Note 3.10).

As of this date, the Company has not contracted borrowings from credit institutions and, therefore, has only very low exposure to interest rate risk.

Credit Risk

The credit risk related to the cash, the cash equivalents, and the current financial instruments is not significant in light of the quality of the co-contracting financial institutions.

Fair Value

The fair value of financial instruments traded on an active market, such as the securities available for sale, is based on the market rate as of the closing date. The market prices used for the financial assets owned by the Company are the bid prices in effect on the market as of the valuation date.

The nominal value, less the provisions for depreciation, of the accounts receivable and current debts, is presumed to approximate the fair value of those items.

Foreign Exchange Risk

The Company is exposed to a very insignificant foreign exchange risk inherent in some of its supplies obtained in the United States, which have been invoiced in US dollars. As of this date, the company does not make sales revenue in dollars or in any other currency other than the euro; the Company does not receive any full or partial mechanical endorsement. The exposure to currencies other than the U.S. dollar is negligible.

For 2018, approximately 34% of our purchases and other external expenses have been made in U.S. dollars compared with less than 12% in 2017 and 2016. Exchange rate effects have a non-significant impact on the Group’s consolidated net position. At this stage, the company has not put in place any hedging instruments.

In light of these insignificant amounts, the Company has not adopted, at this stage, a hedging mechanism in order to protect its business activity against fluctuations in exchange rates. The Company cannot rule out the possibility that a significant increase in its business, particularly in the United States, may result in greater exposure to exchange rate risk and should thus consider adopting an appropriate policy for hedging against these risks.

Note 24: Events After the Close of the Fiscal Year

On January 3, 2019, the Company announced the following changes to its leadership team as the Company strengthens its organizational competencies in the development of the Viaskin® platform:

•

DBV’s Chief Scientific Officer (CSO), Dr. Hugh Sampson, assumed the role of interim Chief Medical Officer (CMO) effective on January 3, 2019. Dr. Sampson succeeded Dr. Lucia Septien-Velez, who decided to leave the Company to pursue other opportunities. As CSO and interim CMO, Dr. Sampson leads both the scientific and medical teams at the Company and reports to Daniel Tassé, Chief Executive Officer of DBV Technologies.

•

Following recent interactions with the U.S. Food and Drug Administration (FDA), Julie O’Neill, a member of DBV’s Board of Directors, was engaged to direct all product development, manufacturing, supply chain, quality assurance, and end-to-end process optimization at the Company. She directly advises Daniel Tassé. Julie, who was appointed to DBV’s Board of Directors in 2017, continues to serve as a director, while overseeing the anticipated submission of the Viaskin® Peanut BLA in children 4 to 11 years of age. Most recently, Julie was Executive Vice President, Global Operations for Alexion Pharmaceuticals Inc.

A class action complaint was filed on January 15, 2019 in the United States District Court for the District of New Jersey, entitled Travis Ito-Stone v. DBV Technologies, et al., Case No. 2:19-cv-00525. The complaint alleges that the Company and its former Chief Executive Officer, its current Chief Executive Officer and its Deputy Chief Executive Officer violated certain federal securities laws, specifically under Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. The plaintiff seeks unspecified damages on behalf of a purported class of purchasers of our securities between February 14, 2018 and December 19, 2018. The Company believes that the allegations contained in the complaint are without merit and intend to defend the case vigorously. However, whether or not the plaintiff’s claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of the Company’s business. If the Company is ultimately required to pay significant defense costs, damages or settlement amounts, such payments could adversely affect its operations.

The Company may be the target of similar litigation in the future. Any future litigation could result in substantial costs and divert management’s attention and resources, which could cause serious harm to the Company’s business, operating results and financial condition. The company maintains liability insurance; however, if any costs or expenses associated with this or any other litigation exceed its insurance coverage, the Company may be forced to bear some or all of these costs and expenses directly, which could be substantial.

On February 13, 2019, the Company announced that expects to resubmit its BLA for Viaskin® Peanut for the treatment of peanut allergic children 4 to 11 years of age in the third quarter of 2019.

On March 4, 2019, the board of directors appointed existing board member, Michel de Rosen, as Non-Executive Chairman of the board. Mr. de Rosen succeeds the Company’s co-founder, Dr. Benhamou, who retired from his position as DBV’s Non-Executive Chairman and board member. Dr. Benhamou joined the Company’s Scientific Advisory Board on March 4, 2019. Additionally, Mr. Tassé was appointed to the board of directors, replacing Dr. Benhamou. With these changes, DBV’s board of directors currently consists of eight directors.

On March 5, 2019, the Company also provided an update on leadership and operational changes:

•	Charles Ruban, former Chief Operating Officer, who oversaw regulatory, product development and commercial operations, resigned from the Company to pursue new opportunities, effective March 15, 2019.

•

Laurent Martin, former Chief Development Officer, resigned from his regulatory and product development role, effective March 15, 2019. Mr. Martin continues to serve as DBV’s Pharmacien Responsable (Responsible Pharmacist) in accordance with applicable regulations in France while a search for a replacement is planned.

•

Kevin Trapp, Chief Commercial Officer, currently reports to Mr. Tassé. In addition, Mr. Martin’s primary responsibilities were assumed by Julie O’Neill, DBV’s manufacturing and operations leader, who oversees product development, manufacturing, supply chain, quality assurance, and end-to-end process optimization at the Company. As announced in January 2019, Ms. O’Neill reports to Mr. Tassé.

The company believes these changes in leadership will flatten the organizational structure to support its evolution from a late-stage research and development company into a potentially commercial-stage company.

The Company may be the target of similar litigation in the future. Any future litigation could result in substantial costs and divert management’s attention and resources, which could cause serious harm to the Company’s business, operating results and financial condition. The company maintains liability insurance; however, if any costs or expenses associated with this or any other litigation exceed its insurance coverage, the Company may be forced to bear some or all of these costs and expenses directly, which could be substantial.

The Company evaluated all other subsequent events that occurred after December 31, 2018 through the date of issuance of the consolidated financial statements and determined there are no other significant events that require adjustments or disclosure.